Exhibit 3

EDENOR S.A.

ANNUAL REPORT, FINANCIAL STATEMENTS,
INFORMATIVE REVIEW AND INFORMATION
REQUIRED UNDER SECTION 68 OF THE REGULATIONS OF THE
BUENOS AIRES STOCK EXCHANGE
ENDED DECEMBER 31, 2010
TOGETHER WITH THE AUDITOR'S REPORT
AND THE SUPERVISORY COMMITTEE’S REPORT

Shareholders and the public in general interested in being informed about the report to be published in the online highway of the U.S. Securities and Exchange Commission (SEC) regarding the financial statements ended December 31, 2010 may access Edenor's webpage at www.edenor.com.

2010 ANNUAL REPORT

                                                       Buenos Aires, March 9, 2011

EDENOR S.A.  - 2010 ANNUAL REPORT AND FINANCIAL STATEMENTS

TABLE OF CONTENTS

Introduction
1.- Concession Area	4
2.- Supervisory and Administration Bodies – 2010 Fiscal Year	4
a) Board of Directors	4
b) Supervisory Committee	5
3.-Call to Meeting	6

CHAPTER 1: Economic Context and Regulatory Framework
4.- Argentine Economic Situation	7
5.- Energy Sector	7
6.- Regulation and Control	9

CHAPTER 2: Analysis of the Economic-Financial Operations and Results
7.- Relevant Data	10
8.- Analysis of the Financial and Equity Condition	12
9.- Investment	12
10.- Financial Debt	15
11.- Description of Main Sources of Funding	17
12.- Analysis of Financial Results	19
13.- Main Economic Ratios	20
14.- Allocation of Income/(Loss) for the Year	20
15.- Business Management	20
16.- Large Customers	22
17.- Rates	23
18.- Energy Purchase	25
19.- Energy Losses	26
20.- Delinquency Management	27
21.- Technical Management	30
22.- Service Quality	33
23.- Product Quality	34

CHAPTER 3: SUPPORT TASKS
24.- Human Resources	36
25.- Systems	39

CHAPTER 4: RELATED PARTIES
26.- Description of the Economic Group	41
27.- Most Significant Operations with Related Parties	42

CHAPTER 5: Business Social Responsibility
28.- Business Social Responsibility	44
29.- Industrial Safety	45
30.- Public Safety	48
31.- Management of Quality	48
32.- Environmental Management	49
33.- Educational Programs	50
34.- Actions with the Community	50

SCHEDULE I – Corporate Governance Report – CNV General Resolution 516/2007

FINANCIAL STATEMENTS	57

1.-CONCESSION AREA

Edenor exclusively renders distribution and marketing services of electrical energy to all users connected to the power supply network in the following area: In the Capital City: the area defined by Dock "D", street with no name, drawing of the future Coast Highway, which is an extension of Pueyrredón avenue, Pueyrredón avenue, Córdoba avenue, railroad San Martín, General San Martín avenue, Zamudio, Tinogasta, General San Martín avenue, General Paz avenue and Río de La Plata avenue. In the Province of Buenos Aires, it comprises the Districts Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

2.- SUPERVISORY AND ADMINISTRATION BODIES – 2010 FISCAL YEAR

Board of Directors

All decisions regarding Edenor are taken by the Board of Directors, which is composed of 12 regular directors and 12 alternate directors; 4 regular directors and 1 alternate director are independent in accordance with the criteria adopted by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores). The term of office of all directors if of 1 year and they may be re-elected for consecutive periods.

The Board of Directors, in turn, assigns specific duties to an Executive Board and to the Audit Committee, which is composed of all independent members in compliance with the criteria set forth in the Sarbanes-Oxley Act (“SOX”).

The Company has an internal policy to assign administration and regulation powers to all directors, managers and assistant managers, thereby establishing a remarkable degree of authority which allows for an optimum system of performance and internal control.

The following table describes the Board of Directors' payroll for the 2010 fiscal year:

Name	Position	Independency
Alejandro Macfarlane	President	Non independent
Marcos Marcelo Mindlin	Vice-president	Non independent
Damián Miguel Mindlin	Regular Director	Non independent
Gustavo Mariani	Regular Director	Non independent
Luis Pablo Rogelio Pagano	Regular Director	Non independent
Maximiliano Fernández *	Regular Director	Independent
Eduardo Llanos*	Regular Director	Independent
Edgardo Volosín	Regular Director	Non independent
Ricardo Torres	Regular Director	Non independent
Diego Martín Salaverri	Regular Director	Non independent
Alfredo Mac Laughlin*	Regular Director	Independent
Eduardo Orlando Quiles	Regular Director	Independent
Javier Douer	Alternate Director	Non independent
Jorge Grecco	Alternate Director	Non independent
Pablo Díaz	Alternate Director	Non independent
Ariel Schapira	Alternate Director	Non independent
Brian Henderson	Alternate Director	Non independent
Ricardo Sericano	Alternate Director	Non independent
Jaime Javier Barba	Alternate Director	Non independent
Alejandro Mindlin	Alternate Director	Non independent
Maia Chmielewski	Alternate Director	Non independent
Gabriel Cohen	Alternate Director	Non independent
Eduardo Maggi	Alternate Director	Non independent
Rafael Mancuso	Alternate Director	Independent
(*) Members of the Audit Committee.

Supervisory Committee:

The Company's Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one fiscal year.

Their main duty is to control the lawfulness of the Board of Directors' compliance with the regulations under the Argentine Companies’ Act (Ley de Sociedades Comerciales), the Company’s Bylaws and, if any, the Shareholders’ Meeting's decisions.

Name	Position	Independency
Javier Errecondo	Regular Auditor	Non independent
José Daniel Abelovich	Regular Auditor	Independent
Jorge Roberto Pardo	Regular Auditor	Non independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Fuxman	Alternate Auditor	Independent
Alejandro Gabriel Turri	Alternate Auditor	Non independent

3.- CALL TO MEETING

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)
CALL TO MEETING
SHAREHOLDERS’ ORDINARY GENERAL MEETING

  Class A, B and C shareholders of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) are called to the General Ordinary Meeting to be held on April 12, 2011 at 11 a.m., in first call, and at 12 a.m. in second call, at Avda. del Libertador 6363, Ground Floor, in the City of Buenos Aires, in order to consider the following Agenda:

1) Appointment of two shareholders to sign the minutes.
2) Consideration of the Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Review, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, and Allocation of Profits for the fiscal year ended December 31, 2010.
3) Consideration of the Board of Directors’ and Supervisory Committee’s performance during the fiscal year ended December 31, 2010.
4) Consideration of Directors' compensation for fiscal year ended December 31, 2010, which recorded a taxable loss under the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).
5) Consideration of the Supervisory Committee's members’ compensation for fiscal year ended December 31, 2010, which recorded a taxable loss under the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).
6) Appointment of twelve (12) regular directors and twelve (12) alternate directors; seven (7) regular directors and seven (7) alternate directors holding Class “A” shares, five (5) regular directors and five (5) alternate directors jointly holding Classes “B” and “C” shares.
7) Appointment of three (3) regular members and three (3) alternate members of the Supervisory Committee, two (2) regular members and two (2) alternate members holding Class “A” shares, and one (1) regular member and one (1) alternate member jointly holding Classes “B” and “C” shares.
8) Decision regarding the Certifying Accountant's fees for fiscal year ended December 31, 2010.
9) Appointment of the Certified National Accountant who shall certify the Financial Statements of the fiscal year under consideration. Determination of his fees.
10) Consideration of the budget of the Audit Committee and the Board of Directors' Executive Board for 2011 fiscal year.

All Shareholders shall be reminded that Caja de Valores S.A., domiciled at 25 de Mayo 362 (C1002ABH), City of Buenos Aires, keeps records of the Company's book-entry shares. In order to attend the Meeting, they shall obtain proof of the book-entry shares account, such proof being issued for that purpose by Caja de Valores S.A. Moreover, they shall submit such proof for its registration in the Meeting Attendance Registry kept at Floor 12 (Management of Legal Affairs) at the corporate office located at Avda. del Libertador 6363, City of Buenos Aires, by and including April 6, from 09:00 a.m. to 01:00 p.m. and from 03:00 p.m. to 06:00 p.m.. At the time of delivering such proof, they shall also submit copy of the instrument evidencing the legal capacity and representation of each shareholder attending the Meeting, The Company shall provide all Shareholders with the proof required to be admitted to attend the Ordinary General Meeting.

The undersigned was appointed Director by the Ordinary General Meeting held on April 7, 2010, as per Minutes No. 55, elected President by the Board of Directors’ Meeting held on that date as per Minutes No. 311.

Alejandro Macfarlane
President

CHAPTER 1: ECONOMIC CONTEXT AND REGULATORY FRAMEWORK

4.- ARGENTINE ECONOMIC SITUATION

According to officially-released data, the real GDP in Argentina would have recorded an 8.7% increase in 2010, thus representing a considerable fast growth as compared to 2009.

The most important factors underlying this recovery of the economy are as follows: 1. The agricultural boom, with a record harvest (in particular, soy); 2. A favorable overseas scenario (where Brazil grows at startling rates, thus pulling the domestic industrial sector, and where China drives the demand for commodities in a high prices environment); 3. A financial stability climate ensuring no unwelcome surprises in the short term (based on U.S. dollar private supply in excess and a reduced probability of sovereign default in the short term); and 4. An economic policy wide-spread program (fiscal, monetary and income).

In the last case, as far as taxes are concerned, in 2010, the primary public expense recorded a year-over-year growth of around 36%.  Nevertheless, due to a sound recovery in tax collection, amounting to a 37% increase during the period under analysis (coupled with an increased economic activity, growing exports and relatively high inflation), and a 45% increase in non-tax revenue, the primary surplus of the Federal Government experienced an improvement as compared to 2009. In fact, primary savings in 2010 was equal to 2.3% of the GDP, above the 1.6% recorded by the GDP in 2009.  However, it is worth mentioning the core part played by the Central Bank of the Argentine Republic (Banco Central de la República Argentina, B.C.R.A.) as a financing source for the Argentine National Treasury.

According to officially-released data, fixed Gross Investment would have recorded a real annual growth of 18.4% in 2010, as it managed to head back to the right path, particularly after the 10.2% dropdown registered in 2009.  As a consequence, investment would have regained importance in terms of GDP, reaching a 22.6% (measured in real terms) as compared to the 20.6% recorded last year.

In turn, according to officially-released data, the unemployment rate would have decreased in 2010, and in the last quarter, it represented approximately 7.5% of the labor force (población económicamente activa, PEA).

With a view to the following year, prospects are optimistic, with an estimated expansion of around 5.5%, as the factors that drove the economic ahead in 2010 would remain unchanged in the short turn.  This slowdown in economic growth expected for 2011 would be closely linked to a continuous high harvest (though it will not repeat the remarkable increase recorded during last year following the historical drought experienced during the previous year), with international prices that will also remain high, but which would not trend upward again as this year.  Nevertheless, the expected growth is significant –indeed, one of the most significant in the region-, thanks to certain factors that would continue contributing to it, as Brazil and China performance, and a bunch of domestic economic policies with a priority aim of fostering the domestic economic activity.

This auspicious scenario for 2011 does not stand as uncertainty-free.  From the domestic viewpoint, inflation will remain the most important macroeconomic issue, in a context where supply margins (in terms of physical and human capital) required for a fast paced growth are narrowing.  We should also mention the uncertainty that always surrounds a President election. From the international viewpoint, doubts are focused on the United States growth dynamic forces, on one hand, and on that of small and mid-sized economies in Europe, on the other hand.  Despite the fact that it hardly difficult to picture the economies of developed countries resulting in a new global crisis outbreak (as the one suffered in late 2008 and early 2009); it is also true that problems threatening those economies will not fade away in the short term.

5.- ENERGY SECTOR

In the energy generation sector, operative costs and, as a consequence thereof, the monomial market price (see figure below) were again increased due to a remarkable growth in gasoil consumption, mainly during winter times when the hydroelectric and gas supply was scarce and required the dispatch of a greater component of thermal generation with liquid fuel. As a result of the strategic decision of Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) to maximize the hydroelectric reserve, fuel oil and gas oil consumption reached values in excess of 2,268,900 tons and 1,663,200 cm, respectively, during this year.

The agreement executed by the Argentine Ministry of Federal Planning and Public Investment and Services and the representatives of the companies producing natural gas, by which growing prices of wellhead gas were settled as of July 2009 lead to the spot price (only energy) nearly reaching the ceiling price fixed by Energy Secretariat Resolution No. 240/04 of 120 $/MWh, as the most efficient energy generation machines using natural gas entail an operative cost quite close to that value.

Oil price remained stable, similar to the average cost recorded in the last five years.

Monomial average market price

As happened in previous years, the funding of the Wholesale Energy Market (WEM) basically depended on the contributions made by the Argentine Government to the Unified Fund to pay off the negative balance of the WEM’s accounts; in 2010, the Income/(Loss) from Transactions of the WEM’s accounts plus Additional Payments Made (mainly extra costs under imports from Brazil) reached a negative balance of AR$18.896 billion. It should be noted that Notes S.E. No. 5072/09, 4027/10 and 5121/10 fixed the Argentine National Treasury contribution to the WEM’s accounts from “Refundable” to “Non-refundable” for an amount equal to AR$9.927 billion.

With respect to the generation plant capacity compensation, the enacted regulation was kept unchanged as applied since 2002. This regulation limits the issue of short-term marginal cost and further suspends the U.S.$-denominated accounting of the cost deriving from making the power available; such concepts are essential in the electrical energy generator compensation.

In 2010, various “Sourcing Agreements” with CAMMESA continued to be signed, which were implemented by the Energy Secretariat as a special funding arrangement related to the installation of new stations and to the repair and/or the repowering of generators in order to clear up difficulties to start with the maintenance of the equipment and foster investment for new projects. These higher costs, similarly to the energy charges under imports from Brazil, have not been reflected in the demand but accumulated in the relevant accounts that the Argentine Government paid off with subsidies.

The availability of the thermal plant was slightly higher than that registered during the previous two years. This does not mean that there is a substantial improvement of the absolute percentage which is still high, at about 31% and which derives from a greater heavy-duty use of machinery when used with liquid fuel instead of natural gas to produce energy, as well as from their aging. By late 2010 and in an attempt to improve availability ratios, certain generators and the Energy Secretariat executed the “2008-2011 Agreement” which modifies the power compensation to be received by generators, based on the improvement in availability ratios. In addition, the basis for the implementation of new Fund for Necessary Investments Increasing Supply of Electrical Energy in the Wholesale Energy Market (Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Mayorista Eléctrico, FONINVEMEM) were laid down, which fund entails a project of a new energy generation plant to be funded, among the different sources, with a charge to be paid by non-residential demand.

The gas supply for the electrical sector was reduced by 16% as compared to the previous year and yet continued to be not enough to meet the thermal stations growing demand during winter. As from January 2010, small quotas were made available under the Gas Plus regime (totaling around 1% of the aggregate supply), as established by Energy Secretariat Resolutions No. 24 and 1031/08, aimed at widening the supply of natural gas to 15 MMm3 on a daily basis and at partially compensating the natural wear and tear of existing oilfields. All prices related to this regime are approved by the Energy Secretariat.

On the other hand, the annual injection of the Floating Plant of Regasification of Liquefied Natural Gas in the Dock of Mega Company located in Bahía Blanca was extended so as to reduce the internal demand deficit of Natural Gas. The plant had a longer period of operation compared to the previous year, nearly extending all year round, with stoppages during some weeks in January and March. An average daily production of 5.6 MMm3 was achieved.

During 2010, the contribution from the new generation supply continued, a phase dating back to 2008, and 1181 MW were incorporated, among which Arturo Zanichelli (Pilar) Power Plant- Units TG11 and TG12 with 330 MW, closure of the combined cycle of Timbúes Power Plant (TV10) with 284 MW, closure of the combined cycle of Manuel Belgrano Power Plant (TV10) with 267 MW, Modesto Maranzana Power Plant- Unit MMARTG05 with 60 MW, Patagonia Power Plant (closure of the Combined Cycle with a TV of 48.7 MW) stand as the most important contributing sources. Moreover, Enarsa opened 13 small plants and some new Wind Turbine Stations which provide an energy surplus to the network.. It is also worth mentioning the start-up of the first stages of two Wind Farms, in Necochea, Province of Buenos Aires. (0,25 MW) and in Escalante, Chubut (1,5 MW)

As far as transportation is concerned, the progress of works of the Federal Plan of High Voltage Electric Transmission continued. These works seek development of the Argentine System of Interconnection (Sistema Argentino de  Interconexión, SADI) system of 500 kV.  In this context, the lines El Bracho-Cobos and Cobos Transformer Station 500/345 kV – 450 MVA were opened up, which connect Salta in 500 kV and allow for energy to be evacuated from NOA North, LAEAT Resistencia-G.Formosa and Transformer Station Gran Formosa 500/132kV – 300 MVA which supplies all the Province of Formosa from the SADI thus overriding the need to import energy from Paraguay and LAEAT Resistencia-Chaco, temporarily operating at 132 kV and that currently supplies the interior of the Province of Chaco. On the other hand, with an expected start-up by 2011, closure works of LAEAT 500 kV Comahue-Cuyo and closure San Juancito-Cobos-Monte Quemado-Chaco – Resistencia continued. These meshings will allow for an improvement in quality and safety of the supply to the Centro-Cuyo-NOA area, thus avoiding outages based on angular instability and underfrequency, due to failures in their interconnection radial lines; they will not longer be required to follow an island mode operation in case of line unavailability and the guidelines for operation limits will change (withstand failures). Nevertheless, as from the moment their operation is approved, overloads and under voltage may occur.

6.- REGULATION AND CONTROL

Act No. 25,561, Public Emergency and Amendment to the Exchange Regime Act (Ley de Emergencia Pública y Reforma del Régimen Cambiario), which was passed and enacted in early January 2002, was subject to several extensions of the emergency declaration effective date and its consequences throughout 2010.

During 2010 Edenor presented the rates proposal requested by the National Regulatory Entity of Energy (ENRE) under Resolution No. 467/08 (Program for the Comprehensive Rates Revision of Federal Distribution Companies [Programa para la Revisión Tarifaria Integral de las Distribuidoras Federales]) in accordance with the provisions of the Memorandum of Agreement entered into by and between Edenor and the Renegotiation and Analysis of Utilities Agreements Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) ratified by decree of the Executive Branch No. 1957/06 and the Energy Secretariat Resolution No. 865/08. During 2010, Edenor complied with requests for more information from the ENRE on such rate proposal filed by the company.

As with previous years the Energy Secretariat Resolution N° 1037/07 remained in full force and effect, having been ratified by the Energy Secretariat Note N° 1383/08 modifying the allocation of funds derived from the implementation of the Program for a Reasonable Energy Use (“PUREE” program). Deductions may be made of such funds of: a) any amount Edenor shall pay as Quarterly Adjustment Coefficient (Coeficiente de Adecuación Trimestral, CAT) established as per Section 1 of Act No. 25,957, for the purpose of the estimation used to determine the total value of the National Fund of Electrical Energy (Fondo Nacional de la Energía Eléctrica, FNEE), and b) any amount deriving from the rates adjustment resulting from applying the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) established under the Memorandum of Agreement, until one or the other item effective passing to rate is recognized, as appropriate.

The Master Agreement, entered into by and between the Argentine Government, the Province of Buenos Aires and Edenor setting forth the Parties economic contributions to allow Energy Distribution Companies to provide electrical energy to squatter settlements (Category A and B), continued in full force and effect and was renewed for an additional 4-year term as from January 1, 2007. Such renewal was entered into by the Argentine Government, the Provincial Government and Edenor in 2008, and in 2009 by the Province of Buenos Aires. Such Agreement was in full force and effect until December 31, 2010 and negotiations started to extend its effective term.

By late 2010, ENRE started an amendment process of ENRE Resolution 311/01 on Public Safety for the purposes of adjusting its plans.

CHAPTER 2: ANALYSIS OF ECONOMIC-FINANCIAL OPERATIONS AND RESULTS

7.- RELEVANT DATA

Historic values in thousands of Argentine Pesos

	Dec 31, 04	Dec 31, 05	Dec 31, 06	Dec 31, 07	Dec 31, 08	Dec 31, 09	Dec 31, 10

Total assets (thousands of AR$)	2.041.348	2.199.429	2.254.949	2.609.665	3.026.475	3.605.551	4.078.462
Total liabilities (thousands of AR$)	1.994.876	2.205.998	1.876.857	1.890.340	2.107.545	2.518.892	2.982.669
Shareholders’ equity (thousands of AR$)	46.472	(6.569)	378.092	719.325	918.930	1.086.659	1.095.794

Property, plant and equipment investments (thousands of AR$)	115.171	124.264	215.782	342.749	335.722	404.310	388.770

Energy sales (in GWh)	14.752	15.677	16.632	17.886	18.616	18.220	19.292
Energy sales (in GWh) - excluding tolls	12.652	12.693	13.421	14.776	14.916	14.599	15.401
Energy purchases (in GWh)	16.673	17.623	18.700	20.233	20.863	20.676	22.053
Energy losses	11,52%	11,04%	11,06%	11,60%	10,77%	11,88%	12,52%

Total clients	2.353.228	2.404.204	2.445.038	2.490.120	2.534.547	2.601.643	2.659.215

Total employees (Edenor’s own employees	2.366	2.410	2.369	2.465	2.487	2.691	2.636

Energy sales (thousands of AR$)	1.120.922	1.310.977	1.372.495	1.981.928	2.000.198	2.094.345	2.205.396
Energy sales (thousands of AR$) -excluding tolls	1.085.229	1.254.451	1.311.532	1.888.485	1.885.711	1.959.054	2.063.867
Net income/(loss) (thousands of AR$)	9.877	(53.041)	385.951	211.015	204.864	167.729	9.134

Average sale price (AR$ /KWh)	0,0760	0,0836	0,0825	0,1103	0,1075	0,1149	0,1143
Average sale price (AR$/KWh) - excluding tolls	0,0858	0,0988	0,0977	0,1278	0,1264	0,1342	0,1340
Average gross margin (AR$/KWh)	0,0351	0,0348	0,0343	0,0481	0,0554	0,0605	0,0593

NOTE: the figures above are shown in historic values.

Values adjusted by inflation in thousands of Pesos

	Dec 31, 04	Dec 31, 05	Dec 31, 06	Dec 31, 07	Dec 31, 08	Dec 31, 09	Dec 31, 10

Total assets (thousands of AR$)	3.504.621	3.576.450	3.534.663	3.847.606	4.134.630	4.370.741	5.003.850
Total liabilities (thousands of AR$)	1.977.736	2.199.166	1.864.313	1.873.025	2.043.064	2.188.532	2.883.871
Shareholders’ equity (thousands of AR$)	1.526.885	1.377.284	1.670.350	1.974.581	2.091.566	2.182.209	2.119.979

Property, plant and equipment investments (thousands of AR$)	125.093	124.482	215.782	342.749	335.722	404.310	388.770

Energy sales (in GWh)	14.752	15.677	16.632	17.886	18.616	18.220	19.292
Energy sales (in GWh) - excluding tolls	12.652	12.693	13.421	14.776	14.916	14.599	15.401
Energy purchases (in GWh)	16.673	17.623	18.700	20.233	20.863	20.676	22.053
Energy losses	11,52%	11,04%	11,06%	11,60%	10,77%	11,88%	12,52%

Total clients	2.353.228	2.404.204	2.445.038	2.490.120	2.534.547	2.601.643	2.659.215

Total employees (Edenor’s own employees)	2.366	2.410	2.369	2.465	2.487	2.691	2.636
Energy sales (thousands of AR$)	1.120.922	1.310.977	1.372.495	1.981.928	2.000.198	2.094.345	2.205.396
Energy sales (thousands of AR$) - excluding tolls	1.085.229	1.254.451	1.311.532	1.888.485	1.885.711	1.959.054	2.063.867
Net income/(loss) (thousands of AR$)	(89.939)	(149.601)	293.066	122.458	123.115	90.643	(62.230)

Precio medio de venta ($ /KWh)	0,0760	0,0836	0,0825	0,1103	0,1075	0,1149	0,1143
Average sale price (AR$ /KWh) - excluding tolls	0,0858	0,0988	0,0977	0,1278	0,1264	0,1342	0,1340
Average gross margin (AR$/KWh)	0,0351	0,0348	0,0343	0,0481	0,0554	0,0605	0,0593

NOTE: figures above are shown in constant currency as provided for in resolution N° 441/03 of the Argentine Securities and Exchange Commission. (Comisión Nacional de Valores).

8.- ANALYSIS OF THE FINANCIAL AND EQUITY CONDITION

Edenor's comparative assets and liabilities structure for fiscal years ended December 31, 2010 and 2009 is as follows (amounts in AR$ million):

	2010	2009
Current assets	1,154	694
Non-current assets	3,878	3,677
Total Assets	5,032	4,371

Current liabilities	787	761
Non-current liabilities	2,137	1,428
Total Liabilities	2,924	2,189

Shareholders’’ equity	2,108	2,182

Total Liabilities and Shareholders’ equity	5,032	4,371
In the fiscal year ended December 31, 2010, total assets increased 15.1% from AR$ 4.371 to AR$ 5.032 billion. This was basically due to an increased value of Investments and Fixed Assets.

As explained in item 9, Investments made during fiscal year ended December 31, 2010 have increased to AR$ 388.8 billion, reaching a similar level compared to the investments made in 2009, which totaled AR$ 404.3 billion. These amounts are a response to the enforcement of the Inversions Plan established by Edenor.

An increase of 33.6%, from AR$ 2.189 to AR$ 2.924 billion, in Liabilities was recorded. The leading cause of such increase is the PUREE values deducted by the Company as advances of MMC pending authorization to be applied to rates. In addition, increase in loans was due to the Notes issued by the Company during the last quarter of the fiscal year, as explained in item 11.

The comparative fundraising or fund allocation structure for fiscal years ended December 31, 2010 and 2009 is as follows (amounts in AR$ million):

	2010	2009
Funds raised (allocated) through operational activities	527	668
Funds raised (allocated) through investment activities	(381)	(404)
Funds raised (allocated) through funding activities	303	(162)
Total funds raised (allocated) during fiscal year	448	102

In the fiscal year under analysis, an increase in Cash Flows (Cash + Investments not exceeding 3 months) of AR$ 448 million was recorded. Such increase was mainly derived from Cash Flows raised by operational activities, which totaled a net amount of AR$ 534 million, the allocation of AR$ 389 million to Investments in Fixed Assets, and the allocation resulting from funding activities which consisted in the increase in financial debts by AR$ 303 million.

9.- INVESTMENT

EDENOR'S OPERATIONS

Investment
Investment made during 2010 reached thousands of  AR$ 388,771.

It is worth noting that the recovery at the investment level remained constant as compared to those years prior to 2002 crisis, even considering that during the year, restrictions on availability of resources, as a consequence of the freeze on rates and the increase in costs, continued to be applicable,

The energy demand grew 5.9% (22,053 GWh in 2010 vs. 20,676 GWh in 2009) and the maximum energy demand increased 6.8% (4211 MW in 2010 vs. 3,944 MW in 2009).

To meet this increase in demand, most of the investment was applied to the improvement of facilities structure and to the connection of new supplies. Edenor continued its efforts to keep the same fraud and delinquency indicators and the quality standard of service and products. Besides, important investments were made for environmental purposes and safety in public thoroughfare, as described in the relevant exhibits.

Amounts of investments made are specified in the following charts. They are broken down based on allocation and activity:

Investments by allocation

Item	Amounts in AR$ million	%
Distribution	234,4	60
Transfers	112,8	29
Computers, transportation and office equipment/tools	41,6	11
Total	388,8

Investments by activities

Item	Amounts in AR$ million	%
New Supplies	111,5	29
Network Structure	145,8	37
Network Improvement	43,8	11
Energy Losses	21,9	6
Environment, road safety and legal issues	16,8	4
Telemonitoring and telecommunication	7,3	2
Systems, real property, office equipment/tools, etc.	41,6	11
Total	388,7

The most significant works performed during 2010 were the following:

-	New Supplies:

New supply requests were connected, and power increase requested by the customers was provided.

-	Transmission Structure

The following works were performed, among others:

•	Initial enlargement of Colegiales Substation 220/132 kV – 1x300 MVA.

•	Installation of Capacitors Banks with 54 MVAr to offset the reactive power in Casanova, Munro, Nogués and Pilar Substations.

•
Continued works to increase the Capability to Evacuate Energy in Plants located in “Gran Buenos Aires” area, as per Energy Secretariat Resolution 1875/05; execution of 220 kV Bars in Malaver Substation, installation of a 220/132 kV 300 MVA Transformer in Puerto Nuevo Substation and 220 kV underground wire laying between Colegiales, Malaver and Costanera Substations. The first tranche of Puerto Nuevo –Colegiales Substations ended in 2008.

Sub-transmission Structure

The following works were performed, among others:

•	Continuation of Nordelta Substation 132/13,2 kV – 2x40 MVA.

•	Continuation of Paso del Rey Substation 132/13,2 kV – 2x40 MVA, and 1,1 km 132 kV wire laying to be connected to the electrical transmission line No. 698, Zappalorto-Malvinas Substations.

•
Completion of enlargement of Melo Substation from 6x12.,5 MVA – 27,5/13,2 kV to 2x80 MVA – 132/13,2 kV. 4 km 132 kV wire laying to be connected to electrical transmission line No. 115, Puerto Nuevo Substation–Colegiales Substation.

•	Completion of Luzuriaga Substation 132/13,2 kV – 2x80 MVA.

•	Assembly of a 40 MVA 132/13,2 kV transformer y Medium Voltage board with 8 outputs to the MT network in Pantanosa Substation. Renewal of 6 km of three double-lead 132 kV air line.

•	Initial enlargement of Malvinas Substation from 2 x 40 MVA to 3 x 40 MVA

Distribution Structure

The following works were performed, among others:

•
53 new feeders in new and existing Substations: Paso del Rey, Altos, Nordelta, San Justo, G. Catán,  San Fernando,  Del Viso, Nogués, Ituzaingo,  Luzuriaga, Pantanosa, Güemes, Agronomía, Puerto, Saavedra, Melo, V. López, Ford, Maschwitz, Pilar, Malaver, Tortuguitas y CR Escobar

•	Sealings between Medium Voltage feeders in various substations.

•	384 new Medium/Low Voltage Transformation Centers and 561 power increases in existing centers which increase the installed power to 230 MVA.

Network Improvements

Various investments have been made in all voltage levels:

•
High Voltage: Switches, sectionalizers and impedance protectors of wires and electrical lines of 132 and 220 kV were replaced. Works continued to be carried out, aimed at implementing a fire mitigation system at Head Substations. In the Substations' auxiliary services, batteries and other elements have been replaced.

•
Medium Voltage: Medium Voltage switches have been replaced at Substations and internal arc protectors have been installed in Medium Voltage boards. Moreover, an important replacement of outdated technology underground network was made, Medium/Low Voltage transformers were replaced as well as equipment in Medium Voltage centers.

•	Low Voltage Network: Underground and air networks have been replaced. Network which had product quality problems has also been reinforced.

-	Telecommunication and Telemonitoring

The works of installation of new radio-link systems and the existing radio-link systems adjustment with state-of-the-art equipment with increased capacity aimed at meeting the main Telecommunication network transportation needs were continued.

The new Corporate Network was installed and put into service, which enables the provision of new services and supports the System department in its developments, extending transportation capacity to support new IT applications and implement voice and video services with a better quality of service.

Edenor continued installing the Video Surveillance and Access Control system in new Substations and Dome Cameras to telemonitor actions in sectionalizers.

Regarding telemonitoring, the Air and Underground Medium Voltage Network telemonitor process was continued in the Transformation and air network Centers.

The historic investment made by Edenor since it started business in 1992 to date totals AR$ m$ 3,226.2. Annual distribution of investments made is shown in the following charts:

ANNUAL INVESTMENT

CUMULATIVE ANNUAL INVESTMENT

Total inflation-adjusted investment amount totals AR$ m$ 4,648.3.

10.- FINANCIAL DEBT AND DESCRIPTION OF MAIN SOURCES OF FUNDING

Financial Debt

As of December 31, 2010, the Company's total financial debt totaled AR$1,089.2 million, including AR$ 21.2 billion as accrued interest.

As compared to the previous year, financial debt, net of current investment and cash, increased by AR$ 337.2 billion (60%) as a result of the repurchases made.

The current debt profile has an average term of approximately 10.6 years and an average estimated rate of 10.1%.

Principal maturity structure of outstanding financial debt is shown in the following chart (amounts in US$ million):

As shown in the chart above, the Company considerably extended its principal maturities, capitalizing the debt value in the market, thus creating a comfortable and healthy principal structure.

In 2010, and as a consequence of the 2017 bond swap for 2022 bond, Edenor experienced a decrease in its debt average rate.

Average Debt Rate

Company's Risk Rating

As of September 30, 2010, Standard & Poor´s rated with “raA” the US$600 million Notes Program.

As regards “raA” ratings,  with a stable outlook, they reflect the intense influence of the regulatory risk, which currently prevents the Company from benefitting from the prospects of a strong economic growth and a financially-sound sovereign growth.
EDENOR’s ratings also consider the good competitive position held by the Company, defined by favorable ratios of debt service coverage, an auspicious schedule of financial debt maturities and a good cash reserve.

As a counterpart, ratings mainly consider the high political and regulatory risk in Argentina, and exposure to any risk of currency mismatch (as its debt is largely denominated in U.S.dollars while funds are domestically generated in Argentine pesos), partially mitigated by the execution of hedge instruments.

Moody’s Latin America maintained the B2 rating at an international level and a A1.ar rating at a country-wide level, both with a stable outlook, to all series issued by the Company.

Ratings reflect Edenor’s prevailing position as the most important energy distribution company in the domestic market and improvement in its financial profile as a result of the recent rate increases and updating. Nevertheless, ratings anticipate continued volatile prices and potential falls of its distribution margin as a consequence of possible delays in recovering higher costs.

Despite the increases in rates authorized by Argentine regulatory entities in recent years, the mechanism applied to recover the increase in costs (MMC) failed to work as expected. Ratings reflect the energy industry’s prevailing uncertainty in Argentina, due to lack of transparency and predictability of the regulatory system.

11.- DESCRIPTION OF MAIN SOURCES OF FUNDING

Notes Issuance

In October 2010, the Company launched the issue and public offering or swap placement of fixed-rate Notes due 2022 for a face value of up to U.S.$ 300 million.

As provided for in the Price Supplement, Notes may be underwritten as follows:

(i) in cash, at the issue price to be fixed by the Company prior to the Issue Date based on the Notes placement and award process, or

(ii) in kind, by delivering fixed-rate Notes Class No. 7 due 2017 as a swap for Notes, at the swap ratios established below:

•	In the case of Notes Class 7 offered before October 20, 2010, U.S.$ 1,000 face value of Notes due 2022, plus U.S.$ 100.90 and additional amounts in cash instead of Notes fractions, and

•
In the case of Notes Class 7 offered after the deadline to Perform the Early Offering, but up to and including November 1, 2010, U.S.$ 1,000 face value of Notes due 2022, plus U.S.$ 80.90 and additional amounts in cash instead of Notes fractions.

Simultaneously with the Purchase Offer and the Swap Offer, the Company made a repurchase public offering of Notes Class 7 at cash repurchase price. Holders of Notes Class 7 who duly submit the Purchase Offer and whose offer is accepted by the Company, will receive in exchange for each U.S.$ 1,000 face value of Notes Class 7 offered:

•	In the case of Notes Class 7 offered before October 15, 2010, U.S.$ 1,060, and

•	In the case of Notes Class 7 offered after such Date, but up to and including November 1, 2010, U.S.$ 1,045.

On October 25, 2010 and as a result of the Purchase Offer in cash, the Company issued Notes for a face value equal to U.S.$ 140 million.

Furthermore, as a result of the swap offer, the Company accepted and exchanged Notes Class 7 for a face value equal to U.S.$ 90.3 billion, delivered up to November 1, 2010, for Notes due 2022, at a 9.75% fixed rate and purchased Notes Class 7 for a face value equal to U.S.$ 33.6 billion, delivered up to November 1, 2010.

The new U.S.$ 230.3 billion Notes Class No. 9, with a twelve-year term, and an issue price equal to 100% of the principal amount, accrue interest as from the issue date at a 9.75% fixed rate, payable semiannually on October 25 and April 25 each year, with principal amortization in a lump sum payment due 2022.

Repurchase of Notes

During fiscal year ended December 31, 2010, in different market operations, the Company repurchased and repaid approximately US$ 7.3 billion as principal from fixed-rate Par Notes due 2016 and US$ 36,000 as principal from Senior Notes due 2017.

Furthermore, on December 13, 2010, the Company fully redeemed fixed-rate Par Notes due 2016, paying 100% of principal due under such Series.

As of December 31, 2010, the Company outstanding principal of the financial debt denominated in US dollars reached US$ 267.7 billion (including US$ 24.8 billion principal as Senior Notes due 2017, US$ 230.3 billion as Par Notes due 2022, and US$ 12.6 billion as Floating Rate Par Notes due 2019).

Line of Credit - Banco Nación Loans

On December 19, 2008, for the purpose of optimizing the workforce management and as part of a line of credit with Banco Nación, a loan for AR$ 50 million were taken out for two year term. It included six months of grace and may be amortized in 18 monthly consecutive installments.

This loan accrues a floating BAIBOR rate + 5 points subject to monthly interest payment. As of December 31, 2010, the loan had been amortized in full.

Foreign Exchange Hedging

For the purpose of covering exchange rate fluctuation risk between US dollar and Argentine peso, the Company executed Non Deliverable Forward (“NDF”) Foreign Currency Hedging Agreements with Standard Bank for US$ 55 million (at AR$ 4. 3424 exchange rate).
As of December 31, 2010, these agreements were terminated.

Interest coupon swaps

For the purposes of covering the risk of U.S.dollar/Argentine peso exchange rate fluctuations, the Company executed with JPMorgan Chase Bank NA derivative transactions (EMTA base), to repay interest in 2011 and 2012 in relation with the fixed-rate Par Notes due October 2022.

Settlement Date	Underlying Liabilities Amount in thousand of U.S. dollars	Underlying Liabilities Amount in thousand of AR pesos
04/25/11	11,227	51,296
10/25/11	11,227	51,578
04/25/12	11,227	51,578
10/25/12	11,227	51,578

These instruments guarantee economic and financial coverage as regards the amounts denominated in foreign currency that the Company is bound to repay on the three interest maturity dates, in the event of exchange rate fluctuations.

2.- ANALYSIS OF FINANCIAL RESULTS

Edenor's comparative income structure of fiscal years ended December 31, 2010 and 2009 is as follows (amounts in AR$ million):

	2010	2009
Ordinary operational income/(loss)	94.5	222.9
Financial and holding income/(loss)	(159.8)	(76.3)
Other income and expenditure	(9.8)	23.3
Ordinary net income/(loss)	(75.1)	169.9
Extraordinary income/(loss)	0.0	0.0
Subtotal	(75.1)	169.9
Income tax	1.1	(79.3)
Net income/(loss)	(74.0)	90.6

Regarding fiscal year ended December 31, 2009, the Operational Net Income has significantly decreased, from AR$ 222.9 billion in 2009 to AR$ 94.5 billion in 2010. The main underlying factor for such decrease is the 18.5% increase in operational expenses.

From an operational standpoint, it is worth noting the particular progress of certain line items:

▪
As explained in item 18, energy purchases have increased by 6.7% as compared to the previous year. This is primarily explained by the demand rise which has had a positive year-over-year variation of 5.9%, as detailed in item 15.

▪	As explained in item 19, energy losses have increased compared to the level recorded in the previous year (12.52%, 2010 vs. 11.88%, 2009) according to TAM.

▪	Delinquency ratio was adversely affected from 6,04 days at 2009 year-end to 7,25 days at 2010 year-end, as explained in item 20.

Regarding financial results, they experienced a significant increase, from a loss of AR$ 76.3 billion in 2009 to a loss of AR$ 159.8 billion during the year under analysis. This variation is mainly explained by the exchange rate difference income/(loss) derived from assets and liabilities, increase in tax on financial transactions and income/(loss) from holdings.

Net loss recorded during the fiscal year ended December 31, 2010 totaled AR$ 74.0 billion, mainly influenced by an increase in transmission and distribution expenses, marketing and administrative expenses as a result of the cost increases recorded during the year under analysis.

13.- MAIN ECONOMIC RATIOS

The following scheme reflects the Company main economic ratios as compared to the previous year and their estimation formula:

RATIOS		12.31.2010	12.31.2009
Liquidity	Current assets	1.47	0.91
	Current liabilities
Creditworthiness	Net worth	0.72	1.00
	Total liabilities
Long-term capital investments	Non-current assets	0.77	0.84
	Total assets
Profitability before taxes	(Loss)/ profits before taxes	(3.44)%	8.13%

	Net worth excluding fiscal year results

14.- ALLOCATION OF INCOME(LOSS) FOR THE YEAR

The Board of Directors proposes the Shareholders’ Ordinary General Meeting that 2010 fiscal year loss be absorbed by Unappropriated Retained Earnings.

Item	Amount in AR$ million
2010 fiscal year loss	(74.0)
Unappropriated Retained Earnings for 2010 fiscal year	(74.0)

The Board of Directors’ compensation shall be fixed by the Shareholders’ Ordinary General Meeting that approves this Annual Report and Financial Statements.

15.- BUSINESS MANAGEMENT

Energy demand had a 5.9% year-over-year increase in 2010.

Performance of residential demand, in addition to that of large demands, was critical in this upward trend, both due to its year-over-year increase (6.1%) and to its high share in the demand total volume (around 40.4%).

It is worth noting the performance of large demands, with a share similar to that of residential demands (37.7%), and which showed a 6.5% year-over-year upturn.

Increase/decrease in demand of the main activities of large demands was as follows:

Activity	Demand %
Basic services (Electricity, natural gas and water).	-0.2%
Food, beverage and tobacco products	+3.0%
Non-metallic mineral products	+12.2%
Metallic products, equipment and machinery	+15.0%
Trade	+2.5%
Community, social and personal services	+2.7%
Transport, storage and communications	+1.8%
Chemicals	+7.6%
Paper and paper-derived products	-1.1%
Basic metallic industries	+24.4%
Wood and wood products	+5.4%
Textile products	+10.9%

Small demands for general use up to 10 kW (T1G) recorded a 4.9% upward trend. This segment has a relatively low share in total demand (8.0%), therefore its contribution to the increase of such segment is noticeably lower than that of large and residential customers.

Medium demands between 10 kW and 50 kW (T2) reflected a 4.4% rise. This segment also has a share in total demand equal to that of small demands (8.5%), representing a 6.5% contribution to the total demand flow.

While emergency squatter settlements recorded a growth rate above all other rates (7.4%), even exceeding the total demand flow, its share in total demand is considerably reduced (2.0%).

Energy volume distributed in Edenor's area, including energy sales and tolls, was 19,270  GWh, while energy purchases to supply such demand totaled  22,052 GWh, representing a 6.7% increase as compared to the previous year.

During 2010, 63,986 customers were connected, representing a contracted power increase of 375 MW. This power was distributed according to the following chart:

Rate	Customers	Power (MW)

T1 Small demands	63,264	294

T2 Medium demands	425	11

T3 Large demands	297	70

Total	63,986	375

The rate increase declared by the Argentine Government in October 2008, with a significant impact on energy consumption exceeding 1,000 kWh on a bi-monthly basis, yet stands as the ground of ongoing requests for “supply division” from those points where housing or apartments were built in the same lot, in addition to a greater number of commercial requests. The preliminary injunction rendered by the Judicial Power, as requested by the Ombudsman, which forbids outages due to non-payment by clients with consumption exceeding 1,000 kWh, is still in full force and effect, and led to increases in Edenor’s balance.

Text messages (“SMS”) used to make for questions and technical claims implemented during 2009 became an important constantly increasing contact channel, currently representing 5% of all calls received by the Customer Care Center.

The Customer Care Center (Centro de Atención Telefónica, “CAT”) is undergoing a technology upgrading process, incorporating a new Digital Recorder (NICE) with 120 simultaneous recording channels, under the Total Recording mode, with listening multimedia capability and 50,000 hours of online access, which will permit compliance with ENRE’s requests as regards telephone customer care  and an efficient control of calls managed at the CAT.

For the fourth consecutive year, Edenor participated in the study lead by the Regional Electric Integration Commission (Comisión de Integración Energética Regional, “CIER”), aimed at measuring T1 Residential customer satisfaction in relation to the different aspects of energy distribution. 56 distribution companies from 13 countries in South America and Central America were involved. Edenor achieved an 80% General Satisfaction level (satisfied and very satisfied customers), exceeding the average percentage of CIER countries.

During June and October, measurement results were obtained so as to evaluate customer satisfaction levels. The consolidated result of such measurements was largely better than that of 2009 (78.5%) with 87.8% of customers satisfied and very satisfied.

16.- LARGE CUSTOMERS

As mentioned above, in 2010, large demand recorded a 6.5% growth. This outcome derives from an increase in Rate 3 (Tarifa 3, T3) demand of energy of 5.5% and an increase in toll demand of energy of 7.5%. During 2010, 189 T3 customers and 7 large users were connected to service. Delinquency was equal to 1.5 days of invoicing. Pursuant to the Energy Secretariat Resolution 1281/06, Edenor contracted again the power and electrical energy supply with Piedrabuena station on behalf of a customer, effective August 1. In November, the first ten plus energy supply agreements were executed on behalf of Edenor’s customers with Loma de la Lata Steam Power Station.

In addition, the second stage of installation and technical and operating authorization of the Demand Measurement Systems (Sistemas de Medición de Demanda, “SMED”) was completed, following the requirements of the Energy Secretariat Resolution 1281/06.

During 2010, services were sold to Large Customers for an amount of AR$ 6,200,000 in the following line items:

•	Projects and works: AR$ 5,450,000
•	Maintenance: AR$ 400,000
•	Counseling and other: AR$ 350,000

According to measurements conducted, Large Customers satisfaction was sensitively reduced from a positive result of 84.2% in 2009 to 82.3% in 2010.

The following chart shows the progress of Edenor's open market with respect to large users and marketed energy volume:

	Guma		Gume and Gupas		Share in
	No. of clients	GWh	No. of clients	GWh	energy sales
1995	72	681	118	150	8.5%
1996	87	1366	204	536	18.0%
1997	109	1749	312	708	21.4%
1998	124	2072	563	953	24.7%
1999	124	2082	575	1160	25.0%
2000	121	2118	516	1153	24.0%
2001	114	2009	650	1131	22.9%
2002	79	1552	627	1022	19.8%
2003	71	1440	232	909	17.0%
2004	71	1459	313	641	14.3%
2005	80	1707	624	1268	19.0%
2006	81	1887	426	1315	19.3%
2007	93	1964	477	1147	17.4%
2008	98	2334	526	1360	20.0%
2009	100	2262	534	1361	19.9%
2010	100	2459	541	1432	20.2%

17.- RATES

During 2010, the Economic Emergency and Monetary Regime Reform Act No. 25,561 (Ley de Emergencia Económica y Reforma del Régimen Monetario, Ley N° 25.561) enacted on January 6, 2002 continued in effect, rendering unenforceable any dollar-based  adjustment covenants and the indexing provisions set forth in Edenor's Concession Agreement.

In 2010, an approximate average of 300,000 customers were exempted from the rate scheme enforced by ENRE Resolution No. 628/2008 and from that enforced by ENRE Resolution No. 324/2008, noting that most of those customers are governed by the first resolution. These beneficiaries had to pay the rate schemes in force immediately before those mentioned above.
On March 2, 2010, the ENRE, by means of ENRE Resolution No. 45/2010, modified the calculation formula used to calculate the kp ratio ($/kWh.) applied to subsidize customers whose consumption does not exceed 1000 kWh./two-month period, under the PUREE program.

Based on such resolution, as regards that ratio, the aggregate amount collected as additional charges Sp ($), includes that of supply points with consumption not exceeding 1000 kWh/two-month period.

On May 11, 2010, Edenor filed a request for approval with ENRE regarding the application of MMC8 pursuant to Exhibit I of the Memorandum of Agreement, for the November 2009-April 2010 period, for a value of 7.103%, that should have been applied since May 1, 2010.

On July 21, 2010, ENRE by virtue of ENRE Resolution No. 421/2010 authorized Edenor to apply the same two rate schemes applied in June and July 2009 as well as in August and September 2009 to the same periods in 2010. These schemes were estimated based on the new subsidized seasonal prices set forth in Energy Secretariat Resolution No. 347/10. The application of these schemes was aimed at reducing the impact on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh due to the electrical energy consumption increase registered during winter time. Edenor continued breaking down the floating charges of all invoices, identifying amounts subsidized and not subsidized by the Argentine Government. On the other hand, these rate schemes led to the modification of the additional charges value to be applied by PUREE within the same enforcement period.

As of October 1, 2010, the October 2008 rate scheme approved by ENRE Resolution No. 628/2008 was applied once again.

On November 12, 2010, Edenor filed a request for approval with ENRE regarding the application of MMC9 pursuant to Exhibit I of the Memorandum of Agreement, for the May 2010-October 2010 period, for a value of 7.240%, that should have been applied since November 1, 2010.

Since the concession started, Edenor average rate was subject to the following cumulative variations:

Edenor rate	September 1992	November 2010	Variation %
Nominal (without inflation)	86.63	144.31	67%
Real (with inflation)	304.84	144.31	-53%

Edenor Residential Rate Share in the International Market
Consumption 275 kWh/month

Edenor rates applicable at December 2010
Values include all taxes
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$3.9758

Edenor Industrial Rate Share in the International Market
Consumption: 1095 MWh/month Maximum demand 2.5 MW in MV

Edenor rates applicable at December 2010
Values include taxes, except for VAT
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$3.9758

18.- ENERGY PURCHASE

During 2010, energy purchase for Edenor's own customers, including Large Users, reached 22,053 GWh, representing 6.7% increase in demand as compared to 2009. It should be noted a rise in demand as opposed to the slight demand reduction recorded last year.

Since October, 2008, Energy Secretariat Resolution No. 1169/08 was in force, which set residential demand segmentation with differential prices as per demanded energy, granting larger subsidies for minor consumption. Subsequently, Energy Secretariat Resolution No. 652/09 was passed, partially staying. Energy Secretariat Resolution No. 1169/08, and applying to June and July/09, a 100% constant subsidy for all the energy demand not exceeding 10 kW as residential demand (higher consumption sector prices are matched with those of lower consumption). In August and September/09, a 70% subsidy is applied to each price included in each sector for all the same type of residential demand exceeding 1000 kWh/bim., and it is further established that Distribution Companies must include the legend “Argentine Government Subsidy” with a well-differentiated font and color in all invoices.

In 2010, Energy Secretariat Resolution No. 347/10 was issued, following the same method applied by Resolution No. 652/09 but for 2010.

Edenor purchased all the energy at the seasonal market at an average annual price of 61.59 AR$/MWh. The following graphic shows the average purchase price variation for Edenor since 2001:

SEASONAL MARKET PRICE [AR$/MWh]

Market Price Growth [%]

19.- ENERGY LOSSES

During 2010, the energy recovery plan was partially followed; thus failing to reduce value of losses as compared to 2009.
In winter, several types of home-manufactured appliances used for heating and supplying hot water were identified in deprived homes with no access to the natural gas network, which caused a greater energy demand. The massive and simultaneous use of such appliances during winter causes a greater energy demand to the network. The energy theft by these deprived homes was one of the factors which had a direct impact on the non-technical losses increase.

The Company continued working closely with its legal advisors to criminally report the most significant fraud cases by non-deprived clients and to re-define new technological criteria to reduce the facilities vulnerability.

Regarding energy recovery, 9,000 clandestine customers were standardized, 210,000 inspections were conducted resulting in small dwellings being shielded and made suitable, and networks and connections being standardized.

2010 Floating Annual Rate (Tasa Anual Móvil, “TAM”) of total losses was 12.52%, 0,64 percentage points above that of previous year (11.88%).

Anti-fraud inspections were carried out in deprived neighborhoods and malls. Night inspections were further conducted in those shops that remain open at night.

The following figure depicts the annual rate progress of energy losses since the beginning of Edenor's management.

ENERGY LOSSES ANNUAL RATE (%)

20.- DELINQUENCY MANAGEMENT

During 2010, the delinquency balance expressed in equivalent invoicing days increased from 6.04 days to 7.25 days.

The delinquency balance was adversely affected by the preliminary injunction served on Edenor in January 2009 in legal action 15/2009 filed by Ombudsman, which prevents Edenor from taking delinquency-related actions based on the interruption of supply to those customers with a consumption exceeding 1,000 kWh on a bi-monthly basis and with a delinquency status for being reluctant to pay rate increases; considering that the new rate scheme had the greatest increase level on consumption exceeding 1,000 kWh, this injunction altered normal development of collections.
During the year under analysis, a comprehensive plan was launched to attack any rise in delinquency cases with alternative actions which did not interfere with the preliminary injunction.
Such actions included:

•	Special payment reminders with the VERAZ logo to encourage delinquent customers to pay.
•	Customized telephone calls to negotiate and encourage delinquent customers to pay.
•	In situ inquiries with images of customers' dwellings and requests to change title thereto.
•	Supply outages, with notice served on ENRE, upon non-compliance with section 2, paragraph h (change of title).
•	Rate re-categorizations resulting from in situ Inquiries.
•	Payment recovery actions in the case of accounts with significant overdue balances, by means of legal actions.

As a result of this plan, collections of overdue accounts involved in all the processes and actions described above amounted to AR$ 4.8 billion.

Balance (in million of AR$)

Collections from inactive accounts (belonging to customers whose electric supply was disconnected by removing their gauge) have reached an aggregate amount of AR$ 3.8 billion, representing 37.7% of inactive balance through December 2010.

21.- TECHNICAL MANAGEMENT

Within the period, the following technical operative actions were primarily taken.

Acts	Concept			Amounts

			Platforms (u)	14,654

		Eye reviews	Conductors and posts (km)	20,861

	Reviews		Eye review corner box, mailbox/wall-like cabinet, connection wires (u)	14,541

MT-BT			Conductors (km)	474
Preventive Maintenance		Thermo graphics
			Terminals, Platforms and Chambers (u)	2,094

		Posts, Protection/handling elements (u)		15,410

	Adjustments	Changes in conductors (mt.)		16,652

		Tree pruning (u)		103,120

	Claims in air and underground network (u)			412,374

	Changes in posts (u)			24,439

	Connections and repair of terminals in underground networks (u)			6,935
MT-BT
Remedial Maintenance
	Change in protection and handling equipment in chambers and platforms (u)			6,260

	Tree pruning (u)			6,009

	Change in transformers (u)			751

Energy Recovery	Inspections T1, T2 and T3 (u)			239,138

Investments	Projects (u)			7,455

During the year, technician training and recycling courses were serially given so as to enhance workforce and quality.

To achieve flexibility and promptness when dealing with technical claims, motor-driven teams were introduced to deal with certain claims, significantly reducing response times and guiding workforce in a better way.

As such, some significant accomplishments achieved during 2010 are summarized below:

➢	IRAM audits for certification preservation were successfully passed:
•	ISO 14000, in Environmental Management;
•	Emergency Operating Plan (Plan Operativo de Emergencia, “POE-NG3”);
•	Public Security System, as per ENRE Resolution No. 311/01

➢	IRAM audit for ISO 9001:2000 certification preservation was successfully passed.

➢	In the High Voltage area, improvements have been introduced in the development of planning and maintenance tasks, among which the following stand out:

•
Training continued to be provided on voltage tasks carried out involving substation equipment under an agreement signed with UTE from Uruguay for training exchange with that company, allowing both companies to increase the number of tasks being carried out. In particular, training was provided on potential contact technical area in substations, which is beneficial in approaching tasks with operating facilities, such as down-leads installation and removal, equipment replacement, hot spots bridging, etc. The Company believes that development and implementation of tasks under this methodology will considerably improve the facilities maintenance without affecting service continuity.

•
Field tests of measurement methodologies for locating hydraulic leaks in OF wires are being carried out as set forth in an agreement with Universidad Tecnológica Nacional in Pacheco for Research and Development. This development is aimed at quickly locating hydraulic failures with a minor environmental impact based on a reduced number of ditching and the lowest repair time. The Company is further analyzing other projects for the development of works in collaboration with the University that will allow various topics of interest to be addressed. The Company considers that this activity has too much potential for I+D+I (Investigación, Desarrollo e Innovación)  (Research, Development and Innovation); therefore, this kind of projects will continued to be pursued, some of which are pluriannual like this project.

•
During 2010, technology changes were made to 132 and 220 kV circuit breakers, replacing the air compressed and reduced oil volume technology with state-of-the-art equipment capable of extinguishing the arc in SF6 gas, thus enhancing reliability of the equipment and its performance, reducing maintenance needs.

•
The maintenance system is incorporating the RCM 2 reliability-based method, which permits that checkups and adjustments be dealt with so as to avoid failures modes. This up-to-date method, upon being incorporated to the maintenance system, will allow for the re-analysis of work programs, frequency times, resulting in an overall enhanced performance, minimizing the need to program out-of-service equipment.

➢	In the Control Center area:

•	The refurbishment of the Medium Voltage claim handling office was completed: the claim centralized handling office was built and put into operation
•	The system for claim handling to mobile units via data was deployed.
•	The mobile units geographical location system was deployed.
•
In 2010, 300 telemonitoring points were finally installed. This system was designed to convey information generated at a short-circuit gauge in the Medium Voltage network to the control center, in real time, so as to take prompt decisions and reduce electric service restoration times.

The data bearer system is based on mobile telephone service (GPRS) while the protocol finally transported and encryptioned is Modbus. The merge of these technologies widely available in the market lead to a very low cost solution in terms of telemonitoring. Up to date, restoration times experienced a 50% improvement.

➢	In Operation areas:

MORÓN

•	The Pantanosa Substation in Pontevedra with a 40 MVA transformer was built. This allows for the incorporation of 6 new feeders.

•	6 new feeders were laid in Luzuriaga Substation to discharge Castelar, Ramos Mejía and Casanova Substations.

•	4 new Medium Voltage outlets were added in different new Substations to improve the service quality in critical areas and loads were rearranged in other 18 feeders.

•
133 new Transformation Centers were added, increasing installed power by 22,960 kVA. Power installed in existing 76 Transformation Centers was increased, representing a 8,617 kVA increase. In addition, 176 km of Low Voltage network in poor condition or of improper section were renewed for troubleshooting of Service Quality and Product Quality.

•	Pirelli Neumáticos (Merlo)’s request for a power increase leading to a final demand of 10,200 kW was received.

•	The client Urbana Centros Comerciales was connected to the network, with a final power estimated at 2,500 kW

•	We are still working closely with the municipality of La Matanza and AySa in the water wells electrification of “Plan Agua + Trabajo” (Water + Job Plan).

•	New networks continued to be developed for neighborhoods under the Federal Housing Plan (Plan Federal de Viviendas) located in the districts of Merlo, Morón and La Matanza continued.

•	10 medium voltage feeders were cleared, largely improving their performance during high demand days.

•
Together with the company CyCSA, preliminary actions were taken in Morón, Hurlingham, La Matanza, Ituzaingó and Merlo to obtain permits for the laying of optic fiber cables on low voltage posts. In this manner, handling elements will be telemonitored and CyCSA will also be able to negotiate the remaining fiber capacity

NORTH

•	16-km API-type Medium Voltage wires were replaced, comprising 36 tranches, removing 376 transition joints from the network, successfully improving the service quality.

•	For the purposes of improving service quality in critical areas, Melo and Miguelete Substations were repowered.

•	Trento, Catalent and Global Crousing clients were connected to the network, with a 5.3 MVA power. They further involve the laying of 5.5 Km of Medium Voltage underground cable

•	52 Transformation Centers were put into service to satisfy the increased demand and to improve service quality.

•	70 Low Voltage and 4 Medium Voltage new feeders were added.

OLIVOS

•
New networks continued to be developed to feed the neighborhoods under the Squatter Settlements Eradication Plan (Plan de Erradicación de Villas de Emergencia) promoted by the Government of the Province of Buenos Aires in various municipalities.

•	99 new Transformation Centers have been assembled and installed throughout Olivos.

•	4 Medium Voltage new feeders were commissioned.

•	Connection works of Pista Nacional de Remo, Torres Horizons, Hotel Intercontinental, Premium Libertador, Edificio SYAR, Kraft and Fleni were carried out.

•	Installations were re-located as a consequence of the new riverside road in the district of Vicente López, the re-paving of Provincial Route No. 27 and Henry Ford tunnel in the district of Tigre.

•	Medium Voltage Overhead Transmission Line was closed on route 25, in the district of Escobar.

PILAR

•	2 new Medium Voltage feeders were added in different Substations to improve the service quality in critical areas.

•	Some of the most important customers are Tortugas Mall with a 11 MW power, Paseo Champagnat with 1.4 MW power and Linde Gas that increased its power from 5 to 13.5 MW.

•	72 Medium/Low Voltage Transformation Centers were built and other 118 Transformation Centers were expanded.

•	Installed power in Medium/Low Voltage transformers has increased by 28,6 MVA.

•	20 Km of overhead network and 14.4 Km of underground network were laid, both of Medium Voltage.

•	98 km of Low Voltage networks were laid.

•	2 neighborhoods under the Federal Housing Plan were connected, one in Malvinas Argentinas and the other in General Rodríguez.

•	4,488 clandestinely connected customers with poor feeding were regularized.

22.- SERVICE QUALITY

Continuity indicators series for High Voltage (Alta Tensión, “AT”) and Medium Voltage (Media Tensión, “MT”) levels, Medium Interruption Frequency with installed kVA (Frecuencia Media de Interrupción por kVA instalado, “FMIK”) and Total Interruption Time with kVA (Tiempo Total de Interrupción por kVA, “TTIK ”) for the last 5 years are the following:

FMIK (Times)	2006	2007	2008	2009	2010
External AT	0,13	0,16	0,17	0,00	0,03
Own AT	0,28	0,41	0,52	0,05	0,30
Own MT	2,40	2,90	3,41	4,36	4,80
Total Own Network	2,68	3,30	3,92	4,41	5,10
Observed by Customer	2,81	3,47	4,10	4,42	5,13

TTIK (Hours)	2006	2007	2008	2009	2010
External AT	0,23	0,28	0,25	0,00	0,06
Own AT	0,14	0,34	0,58	0,01	0,18
Own MT	4,64	5,97	7,48	8,78	10,38
Total Own Network	4,78	6,31	8,06	8,79	10,56
Observed by Customer	5,01	6,59	8,31	8,79	10,62

These indicators represent the average number of outages and downtime for each kVA of the transformers with Medium/Low Voltage and the contracted powers of Medium/High Voltage customers, i.e. the sole performance of Medium and High Voltage networks.

Together with the continuity indicators FMIK and TTIK, the international indicators System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”) are also reported, as recommended by IEEE 1366.

These indicators include the component of Low Voltage network and are analogous to FMIK and TTIK; however, the estimation base is currently the number of customers instead of kVA with Medium/Low Voltage. They offer the advantage of enabling a global network vision, but at the same time the importance of the affected facilities weighting is lost, as a residential customer with Low Voltage has the same indicator weight as a large customer with High Voltage. Continuity indicators. SAIDI and SAIFI series for the last 5 years were the following:

SAIFI (Times)	2006	2007	2008	2009	2010
External AT	0,11	0,10	0,14	0,00	0,01
Own AT	0,28	0,42	0,53	0,05	0,25
Own MT	2,69	3,27	3,82	4,44	4,81
Own BT	1,72	2,21	1,21	1,18	1,34
Total Own Network	4,69	5,90	5,57	5,66	6,40
Observed by Customer	4,80	6,00	5,71	5,66	6,41

SAIDI (Hours)	2006	2007	2008	2009	2010
External AT	0,09	0,10	0,09	0,00	0,03
Own AT	0,14	0,37	0,59	0,03	0,14
Own MT	5,10	6,77	8,19	8,54	9,80
Own BT	6,10	8,31	4,74	4,47	7,10
Total Own Network	11,34	15,45	13,52	13,04	17,04
Observed by Customer	11,43	15,55	13,61	13,04	17,07

High temperatures had a negative impact on January and February 2010 indexes, as peak temperature exceeded 30°C., winter-related factors had their most considerable effect not in July 2010.

December 2010 was a completely unusual month as during 9 days in a row, peak temperature exceeded 33° reaching 37°, significantly affecting the network. The impact on December 2010 was so extensive that more than 70% of contribution to December indexes was registered between December 21 and December 31. In the absence of this extraordinary situation, annual values would have been included in the historical series.

The demand maximum historic value was registered on 08/03/10 with 4.211 MW, but the maximum energy delivery to the network was dated 12/22/10 with 82.1 GWh (That day, the peak temperature reached 35.9°)

The own AT network recorded a significant event on 2/2/2010 in Malaver Substation, affecting other Substations, but the Company managed to regularize the service in less than one hour.

23.- PRODUCT QUALITY

When it comes to voltage and disruptions control campaigns as requested by ENRE Resolution 184/00, the required number of measurements were made during 2010, as well as the calibration and certification of the recording equipment park.

In accordance with the updating and replacement policy of disruptions control equipment, two new Harmonic control pieces of equipment and two Flicker control pieces of equipment (the last two are nationally manufactured) were purchased during 2010. During 2011, Flicker recording equipment will continued to be purchased, as part of the existing park is at peak useful life operation and additional Harmonic recording equipment will be purchased, covering any contingency of equipment availability without adversely affecting the campaigns required by ENRE.

Electrical parameters controlled by network disruptions recording equipment are being reviewed, emphasizing the early detection of potential diversions.

In such network points where punishable deviations were recorded in relation to the quality of the delivered technical product, systematic reports are issued to optimize investment focused on enhancing the quality of the product delivered.

Regarding customers' claims measurements, ENRE continued increasing 7-day measurement percentage,  instead of the usual 3-day measurements, and further requested a report on works to be carried out in the network to solve any deviation.

CHAPTER 3: SUPPORT TASKS

24.- HUMAN RESOURCES

NEW HIRES

During 2010, the Company continued hiring personnel, mostly increasing the number of employees in technical areas. Most new hires were allocated to operative areas for the purposes of continuing reinforcing and creating new staff groups.

In order to continue improving the welcome process for new personnel, the Company re-designed the employee orientation material and put actions into practice, fostering access to and acquisition of the Company’s know-how,  then strengthening the employee’s own performance.

JOBS

Focused on continued reinforcing relationships with the education community and strengthening its corporate image in the labor market, Edenor attended conferences, tradeshows and events where the most important companies had the chance to contact talented candidates. Such conferences and tradeshows meant a good opportunity to attract candidates interested in working at Edenor

In 2010, the Company participated in:

Expo Zona Jobs and Expo Bumeran: Virtual employment tradeshow where Edenor, by means of its interactive stall, was visited by more than 18,000 persons.

Companies’ Fairs at Universities, mainly at schools of Engineering, UTN Regional Bs As, UTN Regional Avellaneda, UBA, UADE, UCA. We managed to contribute to labor and professional development of students and graduates and to reinforce interaction bonds with the University.

Engineering Fair organized by Worktek

Consortium: in 2010, AArEII (Asociación de Estudiantes de Ingeniería Industrial y carreras afines) (Association of Students of Industrial Engineering and related careers) joined the Consortium.

By participating in all the events listed above, the Company was able to increase, update and consolidate its databases, efficiently administering them and speeding-up processes.

In addition, in June, Edenor launched the program called “Becas por más Energía 2010” (2010 Scholarships for more Energy), where Edenor, through Pampa Energía, offered staff’s children and family members the possibility to be awarded a full scholarship for electrical Engineering career at Instituto Tecnológico de Buenos Aires.

In 2010, that program was further made available to technical high schools students that took part of the Internship Plan. To outspread the program and invite students to an informative conference at ITBA, Edenor visited high schools. There, Edenor was in contact with students, senior staff and, in certain cases, with parents.  The invitation to join the program was greatly welcomed as nearly 50 students attended the conference and took initial steps to participate in the Program.

Edenor, seeking long-lasting relationships with the educational community and as  result of the “Prende tu Cabeza” (“Light up your Head”) contest organized as a community project for technical schools located in the concession area, began designing a learning internship for the winners of the contest.

SCHOLARSHIP PLAN

The Company is proud of its ability to continue with the Program, in effect for more than 15 years in a row, particularly after the amendment of the new law.

Despite the decrease in the number of scholars as compared to previous years, in 2010, Edenor incorporated 17 new students who, if added to last year scholars, represent an average of 40 students.

As every year, the program contemplates a follow-up through meetings, where students share their experiences. During 2010, the stimulus allowance was improved and Edenor worked harder, with the University, on the educational goals.

2010 ANNUAL TRAINING PLAN

During 2010, the training plan comprised 180 activities focused on developing job position skills, both for operational tasks and management tasks, totaling 45,700 training hours for own staff and 10,932 hours for contractors' staff.

The most important courses include the training course FPR new technical employees and the “Supervisor Training Program” addressed to the Distribution and Marketing Division personnel.

As every year, training activities were focused on Safety, Environment, Quality and Safety in public thoroughfare issues.

Additionally, courses on ongoing professional training, English language and courses addressing attitude-related issues were delivered to professional staff and mid-level managers.

During 2010, 65 own facilitators and 20 independent facilitators from different well-known educational institutions and entities.

OUTSTANDING ACTIVITIES

COMPREHENSIVE TRAINING TO NEW TECHNICAL EMPLOYEES

This course is aimed at providing the student with the know-how and tools necessary for his/her future development as an employee.

The course lasts for 210 hours and is delivered at Edenor’s Training Center located in Villa Lynch.

Safety is the core theme of each and every training course, both in theory and as regards actual implementation of safety measures, taught in the 24 instruction manuals of the technical part of the course.

Classroom training is supplemented with visits to the Company’s facilities (Materials central warehouse, Substations, Control Center, etc.).

At the end of each course, participants are tested and then provided with a training certificate.

During 2010, two courses were delivered, and 41 technicians received this training, totaling 8610 hours.

From the very beginning of this program in 2007,  203 technicians were trained.

SUPERVISORS TRAINING

The program was focused on strengthening the supervisor’s role as manager and on the participants’ access to tools necessary to improve their performance. The program lasted for 64 hours

This training program had 86 participants, with a total of 5,212 hours.

This program will continue to be offered in 2011 to include all supervisors of this Division.

SAP

Three courses with different application modules were designed, in an attempt to provide responses to the needs identified by the Annual Training Plan. The courses had a significant impact due to the possibility of delivering them to the different areas of the Company and training more than 100 people, totaling 904 training hours on SAP.

SAFETY

During 2010, special programs regarding this topic continued to be implemented, intended both for technical and administrative staff.

Seven activities through 100 courses were conducted, thus making it possible to train 1,180 people, with a total of 4,700 hours of training on this topic.

The most important courses, both in terms of number of participants and the importance of the topic, include “Safety in Electrical Risk Work” and “Method for High-rise Work”.

Other important courses were provided, such as “Defensive Driving”, “Ohsas 18001/2007 Awareness”,  “First instance in case of fire seat”, “Industrial Safety and SVP workshop for supervisors” and “Workshop on proactive actions in public thoroughfare”

TRAINING PROGRAM FOR CONTRACTORS

Cooperation agreement with Universidad Tecnológica Nacional, Regional Pacheco, continued to train contractors' staff.

During 2010, 8 activities were conducted, broken down as follows:

•	6 courses on “Training on Low Voltage Electrical Networks”
•	1 course on “Medium and Low Voltage Joints and Terminals”
•	1 course on “Supervision of Electrical Networks”

127 staff members from 7 contractors which are part of this training have participated in these activities.

MASTER’S AND POSTGRADUATE DEGREES

As every year, in 2010, participation in higher studies was further promoted, awarding scholarships that cover between 50% and 100% of the cost of education.

This year, 6 professionals joined the Master's and Postgraduate Degrees Program, and there were a total of 12 collaborators who studied different specialties, apart from seminars, congresses and update courses held in external institutions.

STATISTICS OF THE YEAR

Total Training Hours	45,700
Operative Training Hours	36,100
Managerial/Development Hours	9,600
Hours/Man	17
Conducted Activities (without repetitions)	180
Trained Staff (without repetitions)	1,446
Hours of Training to Staff of Contractor Companies	10,932

25.- IT AND TELECOMMUNICATION

Throughout 2010, the IT Plan and the Telecommunication Mid-term Plan continued to be consolidated. Below, the main projects implemented are described:

•
The replacement of commercial systems with the CC&B (“Customer Care & Billing”) product of Oracle was relaunched in 2010, and Accenture’s system integration consulting services required for its implementation were hired. In this new stage, execution times of the project are strictly met, and the design stage is already completed, which entailed five months of efforts. Large Customers solution is expected to be implemented by late July  2011 and massive implementation for remaining customers by the end of 2011.

•
The Novell platform was migrated to Microsoft and state-of-the-art IT tools were implemented. 2200 email boxes were migrated, expanding their storage capacity. The execution of this project allows the Company to implement instant messaging audio and video communication features, resulting in an important quality progress due to a faster arranging of virtual meetings. Applications were adjusted as necessary, to allow authentication through Microsoft Active Directory, with the same password than that of the network. In addition, platform monitoring and administration tools were implemented, enabling features for the automatic or remote distribution of program or operative system updated versions.

•
As regards Nexus system, a mobile solution was implemented, which permits the branching and closing of individual claims through mobile devices (cellular phones), directly connected to the Nexus OMS module, significantly optimizing the field operation and quality of data entered. To that end, the Operative Communications system was replaced with Nextel trunking system with 900 voice- and data-operated devices. In addition, tasks aimed at improving availability and performance continued, one of the most important being the project to migrate GIS and QUALITY databases to HP-UX servers.

•
All printers, photocopiers, scanners and plotters were replaced, thus achieving the first goal of reducing the number of devices by half, capitalizing their use.  As a second goal, printing costs were distributed and allocated to each area through an accounting service.

•
As head offices were moved to a new building, many tasks were carried out to provide it with cutting edge technology.  The new building was equipped with state-of-the-art IP data and phone network technology, involving a total of 500 extension numbers. Consequently, thanks to Microsoft tools implemented, an integrated communication solution was achieved. The WiFi service was enabled in all the building and entry and employee attendance control systems were installed and a virtual printing system with a sole identification card per user allowed for those services to be used and registered.

•	The SAP-SRM product was implemented, which allows for Purchases to be more efficiently managed, becoming one of the first product being implemented in the region

•	Under the requirements of the Sarbanes–Oxley (SOX) act, projects have been carried out to improve different aspects of Management administration.

o
SAP Harvest and Solution Manager tools were implemented, which allow for the administration of library and the different versions of programs, taking into account the proper subdivision of functions among the areas participating in the development and implementation cycle of applications.

o	Altiris tool started to be implemented, to be used in the stocktaking of IT assets (pc, servers, switch, etc.)

•	As part of the project to implement a new Safety Plan, many actions were taken:

o
The first features of the Identity Management System (“IDM”) were implemented, automatizing the access of new users to the network and self -management of passwords, resulting in improved safety and efficiency for users.

o	A Classification process of the information of Microsoft servers was carried out, providing permits based on user-developed features.

o	A new safety policy and the most important rules regulating the activity were released.

•
The Telemonitoring Trame Network began to be standardized by replacing 19 nodes that permit completion of the migration to the IEC 60870-5-101/104 standard communication protocol implemented in the Nexus-SCADA project. This action allows the Company to make the network operation homogenous and to be equipped with the most recent technology to support the deployment of new Telemonitoring remote networks and to be aligned with the new Control Center deployed by SACME

•	The Corporate Network of Business Offices contributed to be updated, seeking enhanced service quality of available applications and improved connectivity

•
500 km. of optic fiber were deployed on Low Voltage posts in the districts of 3 de Febrero,  Morón and San Martín.  Through this laying, Rotonda, Villa Adelina, Migueletes, Munro and Sevel Substations are being connected. Further, 350 km were deployed in the district of Vicente Lopez . These actions allow the Company to be prepared for telemonitoring and telemanaging Medium Voltage networks, improve availability of Telecommunications networks, expand their transmission capacity and have more capillarity thereat to bring secure communications to the Transformer Centers.

•
The Call Center analog recording system technology was replaced with a state-of-the-art system that will enable a greater availability of the recording system and integration with the Call Center applications (e.g., Genesys). This platform has capacity to support future expansion, both in the number of positions and in the telephone system technology, as it records IP phone extension numbers.

•	In 2010, the following works were carried out in Substations:

o	Start-up of Telecommunications of Pantanosa and Paso de Rey new Substations, including communications for Telemonitoring, Protections, Corporate Network and Operative Telephone System

o	Installation of Access Control, Intrusion and Video Surveillance systems in Luzuriaga and Pantanosa Substations.

o	Connection of Melo Substations to the optic fiber network joining Puerto Nuevo and Colegiales Substations

o	Connection of Luzuriaga Substation to the optic fiber ring joining Ramos Mejía and Casanova Substations.

CHAPTER 4: RELATED PARTIES

26.- DESCRIPTION OF THE ECONOMIC GROUP

Edenor is a company under Pampa Energía S.A.'s control, the largest integrated energy company in Argentina. Pampa Energía is a publicly-held utility company operating at the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA: PAMP) and at the New York Stock Exchange (NYSE: PAM). Its executive officers have outstanding track record and experience in energy investments in Argentina since 2005.

Through its subsidiaries, Pampa Energía participates in the generation, transmission and distribution of electricity:

In generation, it has:
•	Nihuiles Hydroelectric Power Station
•	Diamante Hydroelectric Power Station
•	Güemes Steam Power Station
•	Piedra Buena Steam Power Station
•	Loma de la Lata Steam Power Station

In generation, it has:
•	Transener
•	Transba

In Distribution, in has:
•	Edenor

27.- MOST SIGNIFICANT OPERATIONS WITH RELATED PARTIES
Financial Services Agreement with EASA

On April 4, 2006, the Company signed a Financial Services Agreement with EASA, under which EASA shall render advisory services, as well as services related to the potential development of new business lines consistent with the corporate purposes of the Company. Services to be developed by EASA include assistance and advice regarding the financial return; group of financial generation and decision making process of the Company; commitment by financial advisory companies and development of new financial products; restructuring of the Company's commercial and financial debt and the feasibility, profitability and implementation of new businesses, derivative hedging and strategies; relation with local and foreign financial entities; financial aspects of the process of rate renegotiation; and concession contract and annual budget of the Company.

The agreement shall be in force for five years as from September 2005, and each of the parties may terminate it at any time without any cause with notice given at least 60 days in advance. The consideration to be received by EASA is of U.S.$ 2 million per year, plus VAT, and shall be paid in advance in October every year, or on any another date as agreed by the parties, with the first payment being due (for the services rendered in the 12-month period from September 2005) once the agreement is approved by the audit committees and directors of the Company and EASA, which have already been obtained. Payment related to the first year of service was made on April 19, 2006.

In April 2008, the Company's board of directors approved an amendment to the agreement executed with EASA, by means of which the amount to be paid by the Company as consideration for the services rendered by EASA was increased to U.S.$ 2.5 million, plus value added tax as levied in Argentina, payable retroactively from January 1, 2008.

Moreover, on August 26, 2010, a new amendment to the originally-executed Agreement was signed, modifying section IV, paragraph 4.1, extending the term of the agreement by five years as from September 19, 2010. Said amendment was approved by the Company’s Board of Directors at the meeting held on August 31, 2010. Apart from this amendment, no other provisions of the agreement were modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company executed an agreement with Comunicaciones y Consumos S.A. (“CYCSA”), according to which it granted CYCSA the exclusive right to render telecommunication services to the Company's customers through the use of its web site, in accordance with Decree 764/2000 of the Argentine Executive Branch, which contemplates the integration of voice communication services, the transmission of information and images through the existing infrastructure of energy distribution companies like the Company. Under the provisions of this agreement, CYCSA shall be responsible for all expenses related to the maintenance and adjustment of the Company's web site to be used in the rendering of its telecommunication services. The agreement shall be valid for a term of ten years from the date the license for the rendering of CYCSA telecommunication services is approved. The agreement also contemplates its automatic renewal at the expiration of each term for subsequent 5-year periods, unless any of the parties notifies otherwise with at least 120 days prior to the expiration of the relevant period. Pursuant to the agreement, CYCSA shall make periodic requests to access the Company's web site, which the Company shall evaluate and authorize depending on the capacity available in its web site. In exchange for the use of its web site, CYCSA shall give the Company 2% of its annual charges to the customers, before taxes, as well as 10% of income obtained from the rendering of its services. Also, CYCSA shall indemnify the Company against any liability arising out of the rendering of its services through its web site. The contract was executed subject to the condition that CYCSA had to obtain the telecommunication license in a term of 180 days from its execution, which were provided to be subject to extension. In this respect, on November 7, 2007 and May 7, 2008, the Board of Directors authorized such term extensions to obtain the license referred to, which was eventually granted by Resolution 179/2008 of the Argentine Communications Secretary.

Furthermore, on October 27, 2008 the first exhibit to the contract of Granting of Permission for the Use of the Energy Distribution Web was executed, by means of which the Company granted CYCSA the right to use posts and airline towers of high, medium and low voltage and ducts and/or triple ducts that accompany the pipes of high, medium and low voltage for the installation of optical fiber belonging to CYCSA, subject to the condition that said optical fiber does not affect the normal rendering of the Public Service. Also, such exhibit grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth noting that the Company's Board of Directors resolved to approve the above mentioned exhibit in its meeting held on November 5, 2008.

Likewise, in November, 2008 the second exhibit to the contract was executed, which amended section XI of the Master Contract (validity of the Contract) and extends the term of validity from ten to twenty years, counted as from its effective date. In this respect, the Company's Board of Directors approved the above mentioned exhibit on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company executed an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services company, under which it agreed to grant PYSSA the exclusive right to render its direct and marketing services through the use of its facilities and mail services. As part of this agreement, the Company agreed to establish special modules in some of their offices through which PYSSA shall offer its financial services and lending services to the Company's customers. Furthermore, the Company agreed to include marketing material for PYSSA in the mail sent to its customers, including bills. The agreement shall be valid for five years and its validity shall be automatically renewed by subsequent periods of five years, subject to the right of the Company and of PYSSA to terminate the agreement by means of a notice given at least 120 days prior to the expiration of the relevant period. Under the provisions of the agreement, PYSSA shall pay the Company the 2% of its monthly charges to the customers, before taxes, as well as 10% of income obtained from its services Also, PYSSA has agreed to indemnify the Company against any liability arising out of the rendering of its services. The agreement provided that its validity was subject to the authorization of the ENRE, which rendered a favorable decision by means of its Resolution No. 381/2007.

On February 28, 2008, PYSSA notified the Company that the modules to be installed in Edenor's commercial offices would be served by the staff of Credilogros Compañía Financiera S.A., who shall render the financial assistance services and the services of personal loans and credit cards.

The activities linked to the mentioned contract are temporarily suspended in the Company's offices, as a result of the international financial crisis and its influence on that specific field of the economy.

Legal advice

Javier Errecondo, Diego Salaverri and Santiago Dellatorre are partners of the law firm Errecondo, Salaverri, Dellatorre, González & Burgio, which regularly renders legal advisory services to the Company. Dr. Errecondo is a regular member of the Audit Committee. Dr. Salaverri is the Regular Director of the Company. Dr. Dellatorre is the alternate member of the Audit Committee.

CHAPTER 5: BUSINESS SOCIAL RESPONSIBILITY

28.- BUSINESS SOCIAL RESPONSIBILITY

Edenor understands as Business Social Responsibility, "the company's commitment to contribute to the sustainable development with the participation of its groups of interest, with the aim of improving life quality of society as a whole1”. This activity is voluntarily developed and independent of compliance with all the obligations imposed by the rules in effect.

Edenor keeps sustainable development principles within the strategic core aspects of its management, construing them as the continuous assurance of the current and future business activity, making social and environmental actions compatible with its economic performance and assuming the principles of the Global Pact fostered by the United Nations.

The Company works with an Integrated Management system, which includes Safety, Quality, Environmental, Occupational Health and Public Security systems, based on a standardized policy, with common procedures and a comprehensive documentary system.

These actions are carried out for purpose of achieving synergies among the objectives of all the systems and avoiding the repetition and overlapping of processes among them. Furthermore, it allows the Company to improve aspects of daily management, such as documentation, decision making, objective implementation and measuring of actions and projects, thus achieving the optimization of resources and greater efficiency in the management of all Systems.

Consistently with these outlines and with the Strategic Vision, the expansion of the certification in Safety and Occupational Health management was obtained, as well as the preservation of the certifications obtained in Quality and Environmental management, with the additional value of system integration.

Participation in ISO 26,000 international standard development

Edenor worked, at national and international levels, in the drawing up and preparation of the first standard of social responsibility led by ISO.

This international standard was finally published in November 2010 and seeks to be a non-certifiable guide for all types of organizations wishing to deal with topics of social responsibility in their daily activities.

Edenor is part of the Argentine experts’ Committee, operating in IRAM scope, with representation powers before ISO, responsible for ensuring proper use of ISO 26000 standard.

Global Pact

In February, 2010 the Communication of Progress was presented, informing progress by Edenor regarding promotion of the ten principles of the Pact.

Said Communication complies with the commitments undertaken by Edenor as regards this voluntary initiative.

IDEA- ADEERA and other business exchanges

Edenor continued presiding over the Commission on Social Business Responsibility of IDEA. Throughout the year, actions continued to be taken on the different issues of the corporate agenda in connection with social responsibility, with particular emphasis on the follow-up of progress of international standards, safety at work for employees and environmental aspects of corporate management, highlighting the impact on carbon emissions by the different activities

It also coordinated the Environment and Safety Commission of the Association of Distribution Companies of Electrical Energy of the Argentine Republic (Asociación de Distribuidores de Energía Eléctrica de la República Argentina, “ADEERA”), which held a meeting on a two-month basis. At such meeting, sector problems were discussed, in particular, aspects related to risks at work and the best labor practices aimed at minimizing accident risks.

1 Argentine Business Council for Sustainable Development (Consejo Empresario Argentino para el Desarrollo Disponible, CEADS), 2003.

In promoting sustainable development, Edenor continued working with CEADS on the promotion of initiatives of Social Responsibility through presentations at congresses and business study cases, further creating an interaction process with the Argentine authorities aimed at promoting corporate practices focused on this industry sustainability.

Report on Sustainability

With the experience gained after submitting Edenor's First Report of Sustainability, the 2010 report was further prepared and presented. The purpose of this report is to be a tool for communication and transparence of values, principles and results. The last report comprises the activity developed up to 2009 and foresees its continuity over time.

Corporate Social Responsibility in Emergencies

By 2010 early summer, Edenor took measures in addition to those included in the Emergency Operation Plan, for the purposes of minimizing any impact on customers affected by the shortage of energy caused by high temperatures and the increase in service demand.

Among the actions carried out, it is worth mentioning the delivery of 580 water barrels in the cities of El Palomar and La Matanza, where supply was affected and more than 10,000 phone calls to customers with special supply problems, affecting all the Company’s personnel to those tasks.
INTEGRATED MANAGEMENT SYSTEM

During November 2010, the IRAM Certification Argentine Authority (Organismo Nacional de certificación IRAM) visited the Company for the purposes of conducting the independent audit of its Integrated Management System.

From Edenor’s standpoint, this audit was an important milestone, as it comprised all the Company’s processes, which were assessed based on the criteria defined by ISO 9001, ISO 14001 and OHSAS 18001 standards on Quality, Environment, Industrial Safety and Occupational Health, respectively.  Consequently,  Edenor became the first utility company receiving the Certificate of the company as a whole under the three international standards.

Depending on the success of this process, efforts, costs and resources will be streamlined, the decision-making process will simplify management as much as possible, identification of targets to implement and execute working plans will be improved and actions overlapping will be left behind.  This achievement allows the Company to guarantee to interested parties the rendering of a service in full compliance with internationally known management requirements.

29. INDUSTRIAL SAFETY

Certification of Management under OHSAS Rule 18,001

The management of Industrial Safety is conducted as part of the Integrated Management system, and in what is specifically related to Security, the system is certified under OHSAS Rule 18,001 since 2005.

In November 2010, the Argentine Institute of Standardization and Certification (Instituto Argentino de Normalización y Certificación, IRAM) carried out the preservation audits and expansion of the scope of OHSAS 18001:2007 Certification. With the incorporation of Technical Assistance and Preventive Maintenance and Project and Technical Documents areas to Safety and Occupational Health scope, Edenor achieved the goal of certifying all its processes with said standard.

 Safety and Occupational Health and Public Security Management Program

The 2009 scheme for identification of Dangers and Risk Evaluation laid the basis to define the objectives and goals for 2010, which were included in the Integrated Management Program. The following objectives stood out among others:

•	Reduction of Risks at Buildings and Facilities.
•	Reduction of moderate and significant risks at activities of own and contractor’s staff.
•	Reduction of accidents and claims for safety in public thoroughfare.
•	Internal promotion of actions carried out within the Safety and Occupational Health and Public Thoroughfare Management.
•	Expansion of the scope of OHSAS 18001 Management System.
•	Information on and Prevention of Diseases.
•	Accident Prevention Campaigns

Qualifying training for employees

Throughout the year, at Villa Lynch training center, the industrial safety division provided training on prevention of electric risks, through a 8-hour course divided into one Practice educational module and one Theory educational module and a test covering the following issues: 5 Golden Rules, Retrained Area, Protected Area /Working Area, Placement of PATyCC, Safety Distance, Works in Box/Gauges, Safety in Public Thoroughfare, Posts Check-up, Safety Voltage, Accident/ Incident, Danger/ Risk, Height risk and Risks/ Use of EPP.

This course is addressed to all employees operating the electric network in Edenor’s concession area. Employees must pass this course to be qualified to operate the medium and low voltage network. This training is coupled with several medical, physical and psychological exams and a technical approval by the worker area.

After passing the course, the Company provides a certification to the employee, so as to guarantee the employee’s qualification and to prevent any risks related to the operation of the network.

Joint Commission on Hygiene, Occupational Health, Safety and Environment

This commission is made up of representatives of Edenor and of "Luz y Fuerza" trade union, and it is intended for the exchange of information about accidents or events at work and the discussion of the reasons of their occurrence, as well as the risk conditions of each task from an overall point of view. This commission further verifies hygiene and safety conditions of the different facilities of the Company and acts as an advisory body in the analysis of occupational health and safety-related improvements and environmental aspects of the personnel’s tasks.

Management with Contractor Companies

As a consequence of the special emphasis laid on the use of personal protection elements (elementos de protección personal, EPP) and on the observance of rules and procedures for the prevention of accidents during 2009, in 2010, accident statistics from contractor companies’ employees were considerably improved.

This result minimizes the potential risk of dealing with the work-related accident at court and improves efficiency of contractor companies.

These results were identified as strengths by the independent audit conducted by IRAM.

Technology innovation.

Incorporation of fireproof protection

During 2010, Edenor used its best efforts to implement the fireproof fabric technology in working clothes provided to employees exposed to electric risks, for the purposes of minimizing any possible electric accident. During 2011, this action will apply to all the Company’s operative personnel. This action was defined as a strength by IRAM during its certification audit.

Participation in Cidel

In an attempt to continue contributing to the development of electric distribution, Edenor participated in the 4th International Congress on Electric Distribution (Congreso Internacional de Distribución Eléctrica) “CIDEL Argentina 2010”, held on September 27-29, 2010. For this particular event, the Sustainable Development and Public Thoroughfare Safety Management submitted for the “Electric distribution as a sustainable activity” Section the following works, which were selected:

✓	Implementation of fireproof work clothing

✓	Improvement plan of actions in case of Electric Emergencies for Firemen. Joint preparation of an Electric Emergency Plan

Work with Voltage (WWV) to Potential Method

In line with the agreement to share experiences, technologies and know-how executed with UTE in Uruguay, Edenor’s personnel took training courses on Works with Voltage under the Potential Method, at the 132 and 220 kV High Voltage Transformer Substations premises.

This training will allow for an increase in the number and type of tasks that may be carried out without putting facilities out of service.

Testing lab for WWC elements

In line with the improvement plan, in 2010, WWC element usual testings were coupled with dielectric poles and isolated hydraulic lift testings. Moreover, testing scope was extended, adding to poles from WWC area those of the remaining Distribution and Transmission areas.

30. PUBLIC SAFETY

Third Party Accidents in the Public Thoroughfare

Throughout 2010, there was a reduction of 9% in accidents occurred in the public thoroughfare related with Edenor supplies, compared with 2009, maintaining the decreasing trend since 2006.

NUMBER OF ACCIDENTS 2006-2010

In 2010, the new method of Review of all our facilities and supplies clearly proved to be effective, and this task was verified by relating the number of irregular conditions detected with the number of accidents.

Relationships with Customers and Municipalities

Based on the analysis of accidents in the public thoroughfare during 2010, it may be concluded that most of these accidents (65%) are caused by third parties’ negligence (users, other utility companies and workers hired by municipalities or by contractors). Out of this group, 50% of accidents are caused by customers’ actions while remaining accidents are caused by personnel of Works in Progress as a consequence of shortening of distances with Overhead Lines.

It should be highlighted the actions jointly taken with Municipalities in connection with training courses for their personnel and contractors, which are reflected in the remarkable reduction in the number of accidents that took place during works performed by these entities.

Posters were placed at business offices and tips addressed to the public on Public Safety were included in bills.

The Company continued its contacts with schools presenting safety programs to which approximately 65,000 students had access.

Certification.

During 2010, IRAM Audit of the Public Safety System was successfully conducted as per ENRE Resolution 311/2001, and the Company certification of such System was preserved.

31. MANAGEMENT OF QUALITY

As part of the Integrated Management System, the Quality management system is certified under ISO 9001 standard since 1999, and in 2010 the certification was preserved with the updated version (ISO 9001:2008).

Participation in IRAM

Participation in IRAM Quality Management Committee, the Quality Management Systems Sub-Committee and Supporting Technologies Sub-Committee, as ISO representative in Argentina, continued; in such committees, the international agenda related to that topic, its application to the local field and the review of Quality-related rules are discussed.

32.- ENVIRONMENTAL MANAGEMENT

Environmental Management is certified by 14001 standard since 1999, and the same certification remains up to date.

Environmental impact

In 2010, Edenor obtained the Public Need and Interest certificates (certificados de Necesidad y Conveniencia Pública) issued by Ente Regulador de la Electricidad as well as the Environmental Fitness Certificates issued by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires, for the following works: Construction of the new “Nordelta” Substation; Construction of the new “Paso del Rey” Substation; Construction of the new Jose C. Paz Substation and Construction of the 132 kVA Marcos Paz- V. del Pino connection Electrical transmission line.

It is worth noting that all the works are submitted to the consideration of the community involved at a Public Hearing called to disclose the technical grounds for its start-up and the environmental studies conducted to reduce any impact caused by their construction and operation.

In addition, seeking to improve its customers’ quality of life at all times, Edenor obtained the Environmental Fitness certificates for each of its warehouses thanks to its proper handling and final disposal of hazardous waste. Said certificates were granted by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires and their scope dates back to the initial start-up of operations according to regulations, i.e. 1997 up to date.

Electromagnetic Fields at Medium and Low Voltage Transformer Centers

During 2010, Edenor was committed towards an inspection program of those transformer centers located at places considered important for the population, such as public and private educational institutions and hospitals. 41 chambers were inspected, analyzing not only the regulatory compliance under Energy Secretariat Resolution 77/98 but also considering the intended use of premises adjacent to the centers so as to identify any possible current or future influence of emissions of electromagnetic fields from electrical equipment.

After analyzing the data gathered from Environment, Rules and Distribution Facilities areas and Maintenance technical sectors of operative areas, six chambers were adjusted, as applicable, considering the building and economic existing conditions for their adjustment.

Carbon Footprint

In 2010, in order to enhance the consistency of the Sustainable Development policy, Edenor carried out the 1st Inventory Phase of GHG emissions (Greenhouse Gases). This action was developed together with CEADS and was based on GHG Protocol of World Business Council for Sustainable Development and World Resource Institute.

The inventory involves the most recent fiscal year ended 2009, considering that as the first fiscal year inventory performed by the Company, as well as the first precedent of the sector with national extent. It further involves the accounting and report of emissions deriving from the activities carried out by the Company, as a whole, and by each Division, identifying the different emission sources.

33.- EDUCATIONAL PROGRAMS

Edenor at Buenos Aires Zoo: a multi-sense experience

Since September 2009, in the cinema of the Zoo of the City of Buenos Aires, a 3D film on the origin, safety and efficient use of energy is being played, with a picture quality similar to that offered by world-class theme parks.

Conexión al Futuro

The program “Conexión al futuro” (“Connection with the Future”) visited a different elementary school every day within the area of concession, sharing an educational and participatory theatre play the main central theme of which was electrical energy. In 2010, around 150 schools of the municipalities of Escobar, Malvinas Argentinas, Morón, San Fernando, San Miguel and Tigre participated, and more than 80,000 kids watched the play.

The program started in 1998, and during its 13-year lifetime, 2060 schools have been visited and more than 1,010,000 students attended the workshop.

Cien libros para nuestra escuela

“Cien libros para nuestra escuela” (“A Hundred Books for our School”) is Edenor's educational program intended for elementary schools located in zones with unsatisfied basic needs within the area of concession. Edenor coordinates the program with the municipalities, and in 2010 it worked in General Las Heras, General Rodríguez, Malvinas Argentinas, Marcos Paz, Morón, San Fernando, San Miguel y Vicente López.

The program encourages children to present their works in the form of scale models or posters, and the winning school receives a bookcase with more than 100 books as prize. At the end of every month, Edenor selects 4 winning works, and during 2010 more than 100 schools and around 15,000 children participated.

The program started in 1995 and, since then, it gave around 87,000 books and more than 300 computers.

 Edenorchicos (Feria del Libro):
Edenorchicos participated in Feria del Libro Infantil y Juvenil in 2010 (Children and Youth Literature Fair) in rolling workshops, with an indoor space to play the 3D film.

This film is an amusing and technology-equipped story about electricity origins, what electricity is, how it is generated, how it reaches every home and necessary caring when handling it (safety and efficient use).

34.- ACTIONS WITH THE COMMUNITY

“10 Casas por + energía” (10 Homes for + energy)

During 2010, based on the successful experience in recent projects under “Casas por + energía”, Edenor participated in the design and execution of a project incorporating energy efficiency to 10 social homes in the “La Perla” neighborhood in the district of Moreno. The long-term goal of the project is to incorporate energy efficiency criteria to all the new social homes in Argentina.

Comprehensive Training Program on Electrical Energy (PICEE)

During 2010, Edenor funded a training program on electrical energy at home in low income sectors of the concession area. The PICEE (Programa Integral de Capacitación en Energía Eléctrica) (Comprehensive Training Program on Electrical Energy) was applied to two different neighborhoods within the western “Gran Buenos Aires” area, and more than 200 people participated. Families are informed on the origin of electricity, rational use of electrical energy at home, safety measures and influence of energy savings on environmental caring.

Events

During 2010, Edenor had an outstanding institutional presence at the most important events held in connection with the efficient use of energy at home. In April, the Company participated in Expo Vivienda Social, sponsoring the stand on energy efficiency. In August, it participated as main sponsor in the Jornada Internacional de Vivienda Social y Eficiencia Energética in Buenos Aires (International Conference on Social Home and Energy Efficiency) and in December, it was the main sponsor of the Jornada de Vivienda y Sustentabilidad Energética in Buenos Aires (Conference of Home and Energy Sustainability).

Edenor's Image

Actions developed by Edenor led opinion leaders, company consultants and specialized journalists to position this energy distribution company in the first place as regards image among all other public utility companies. In December, for four years in a row, Edenor was so selected in a paper prepared by Prensa Económica magazine.

Buenos Aires, March 9, 2011

The Board of Directors

ALEJANDRO MACFARLANE

President

CORPORATE GOVERNANCE REPORT

CNV General Resolution 516/2007

Introduction

Edenor, through its Board of Directors, has prepared this Corporate Governance report in compliance with General Resolution No. 516/2007 passed by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”).

Scope

1.	Issuer – Economic Group Relation

The Company’s Board of Directors held a meeting on February 26, 2008, and approved the Policy on how to conduct operations with the Company’s securities. In accordance with such Policy, the Company defined internal rules and procedures applicable to all operations to be carried out with the Company’s securities, which are subject to restrictions imposed for the purposes of meeting the transparency standards related to the nature of the relevant information to which not only Edenor’s personnel but its related companies’ personnel may have access. In addition, as regards operations involving a relevant amount and that the Company intends to conduct with all those individuals and/or legal persons that, in line with the provisions of section 73 of the Public Offer Transparency Regime, Decree No. 677/2001 (“Transparency Decree”), are considered “related parties”, they are reported to the Audit Committee, which renders an opinion thereon prior to the Board of Director’s consideration of the particular issue, and consequently, those internal rules and procedures are intended to reasonably ensure that the operations with “related parties” are conducted under market conditions as by and between independent parties, and, to that end, they shall be subject to this specific procedure of prior opinion and control carried out under the Company’s Legal Affairs Management’s coordination and which involves both Edenor’s Board of Directors and Audit Committee.

Furthermore, in compliance with the provisions of sections 5.a) and 73.b) of the Transparency Decree, all operations involving a relevant amount conducted by the Company with its related parties are immediately reported as “relevant event” both to the CNV and to the markets where the Company’s securities are listed.

Finally, the financial statements as at December 31, 2010, in their respective notes, include a paragraph where the operations of the Company with its related parties are broken down.

2.	Incorporation to the By-laws

General responsibilities set forth in Resolution 516/07 are included in the overall Framework of Edenor’s By-laws, which contemplates certain aspects of the Act, which sets forth provisions on the appointment of members of the Board of Directors and of the Audit Committee, general and specific responsibilities of those bodies. In addition, there are internal rules and procedures as regards conflicts of interests and based on the provisions of the Transparency Decree. Additionally, the Rules of Procedure of the Audit Committee, which is registered with the CNV, specifically contemplate the provisions of such decree. Consequently, the Company’s Board of Directors considers that for the time being it is not necessary to amend the Company’s By-laws for the purposes of expressly and specifically incorporating any or all the recommendations of the Act.

On the Board of Directors in General

3.	Responsibility for the Company’s Strategy

Edenor’s Board of Directors actively participates in and is highly involved with the Company’s Administration and in preparing and approving the policies and general strategies tailored to each particular moment of the Company. For the purposes of analyzing and adopting decisions related to those and other issues, the Company’s Board of Directors holds meeting on a quarterly basis, or sooner if so required by the corporate issues.

As regards Business Corporate Responsibility (Responsabilidad Social Empresaria, “RSE”), please refer to the main section of the Annual Report to find a description of all the RSE projects fostered and developed by the Company in 2010.

4.	Management Control

As mentioned in the item above, the Company’s Board of Directors closely follows-up, controls and monitors the implementation of general policies and strategies, of the compliance with the Budget, the annual plan and the corporate goals and proper performance of the Company’s management.

5.	Information and Internal Control. Risk Management

In order to ensure proper operation of the internal control system, Edenor has an Internal Audit Management that develops its action plans to render an opinion on, among other aspects, the effectiveness of the internal control. The Internal Audit Management reports directly to the Audit Committee, as this is the body responsible for overseeing all the tasks carried out by this Management and, in this sense, it regularly analyzes at its meetings the reports specially prepared  by the Internal Audit.

Furthermore, the Company has patterns and a mapping of significant business risks, which were prepared following the method established by the best practices as regards risk administration and management. In that context, the Company’s Audit Committee is informed by the Internal Audit Management of the conclusions resulting from the application of this management model and the actions to be implemented in relation to the risks identified, monitoring the continuous update of patterns and risk mapping.

6.	Audit Committee

Members of the Audit Committee may be proposed by any of the members of the Board of Directors, including its Chairman. At the time of their proposal, if they are independent, that status is verified, in accordance with the rules of independency established by the CNV, as well as other issues that may be considered aspects that would affect independence (see item 12).

7.	Number of Directors

The Board of Directors is composed of twelve regular directors and twelve alternate directors appointed by the Company’s Shareholders’ Meeting. Based on the tasks performed by the Board of Directors and on the Company’s flow of business, the Board of Directors considers that it has the appropriate number of directors to duly perform its duties in line with the Company’s complex structure and the remarkable extent of the businesses carried out by it.

Besides, the number of directors and the number of independent directors fall within the limits fixed by the legal rules in force (See item 12).

Finally, the members of the Board of Directors have made up the Audit Committee and the Executive Committee, whose tasks were clearly specified and expressly approved by the Company’s Board of Directors.

8.	Members of the Board of Directors

The Board of Directors considers that it is neither relevant nor necessary to have a policy on the Board of Directors to be composed of the Company’s former executive officers.

9.	Participation in Several Companies

The Board of Directors considers that it is neither convenient nor necessary to limit the Company’s Directors’ and Auditors’ participation in other companies where they may hold the same positions. We believe that existing legal limitations on this matter, along with the directors’ and auditors’ liability regime, are enough and ensure proper performance of the Company’s directors’ and auditors’ duties.

10.	Evaluation of the Board of Directors’ Performance

Notwithstanding if the individual performance of the Company’s directors is approved or not by the Company’s Shareholders’ Meeting, the Board of Directors, through the Audit Committee, has implemented the “Annual Self-evaluation Questionnaire”. The Questionnaire is intended for directors themselves to evaluate their own performance as members of the Board of Directors, considering it as a collective body, and not the individual performance of its members.

11.	Directors’ Training and Development

All the members of the Company’s Board of Directors are well-recognized businessmen and/or professionals who render services with the highest standards of professional quality. Notwithstanding that, the Company’s Human Resources Department develops training plans throughout the year based on the different particular needs.

In addition, the members of the Audit Committee were trained on different special issues, in close relation to their duties within such body, throughout 2010 fiscal year as part of the training process planned for them.

Directors’ Independence

12.	Independent Directors

In compliance with the provisions of section 4, Chapter XXI of the CNV Rules, as regards each appointment of directors, whenever candidates are put forward to be considered by the Shareholders’ Meeting, the latter is informed, before this issue is voted on, of the status of independent or non-independent of each candidate. After the meeting is held, in compliance with the provisions of the CNV Rules, within the 10-day term following the appointment of directors, the CNV and the markets where the Company’s securities are listed  are informed of the personal data of each director and whether he holds the status of independent or non-independent (the non-independent status is evidenced by an affidavit signed by the director).

In addition, Edenor has an Audit Committee fully comprised of independent directors in compliance with U.S. rules and the Sarbanes-Oxley Act and related provisions of the Securities Exchange Commission (SEC).

13.	Appointment of Executive Managers

Appointment of top managers of the Company is the outcome of a recruitment process jointly carried out by the Company’s executive officers who, whenever they deem it necessary, submit to the Board of Directors’ consideration the relevant resolutions and appointments.

14.	Number of Independent Directors

The Company has no formal policy on a minimum number of independent directors who shall be members of the Board of Directors. However, Edenor’s By-laws provide that, as long as Edenor makes public offers of its shares, it is required to have an Audit Committee composed of, at least, a majority of independent members, to be appointed by each class of shareholders. The same criterion is reflected in section I of the Rules of Procedure of Audit Committee; however, such body is presently comprised of all independent members.

Furthermore, as regards the public disclosure of each director’s status of independent or non-independent, we believe that such requirement is satisfied by complying with the provisions of the reporting regime set forth by the CNV Rules.

15.	Independent Directors’ Meeting

We believe that the natural scenario where directors are likely to hold meetings is the Board of Directors. In addition, Independent Directors hold regular meetings in that scenario and with the responsibilities of the Audit Committee. Consequently, we consider that it is not necessary to hold exclusive meetings of independent directors, different from the Board of Directors’ and the Audit Committee’s meetings.

Relations with Shareholders

16.	Duty to Inform Shareholders

On a quarterly basis, and following approval of the financial statements by the Board of Directors, the Company arranges a conference call with all the shareholders willing to participate, in which it provides complete information on the course of corporate business during the relevant corporate period being analyzed and any questions or inquiries raised by the shareholders are duly answered. In addition, the Company has implemented mechanisms to deal with any inquiries by phone calls or emails.

17.	Dealing with Inquiries and Questions from Shareholders

The Company has procedures and a specifically identified area to deal with shareholder’s questions and inquiries, which shall no imply any disclosure of private information nor of any information not previously disclosed equally to all shareholders.

Furthermore, the Company has, at its website www.edenor.com, a special section of “Relations with the investor” where they have access to public information related to Edenor.

18.	Process for disclosing information to Edenor’s market.

In order to comply with the certification provided for in section 404 of Sarbanes Oxley Act, the Company updated the documents and the analysis of the design of controls of the financial-economic information generation process, for the purposes of providing accuracy and reliability to the information disclosed to the market.
Furthermore, the Company created a Disclosure Committee made up of its different areas, responsible for analyzing and discussing any event relevant to the Company in order to  identify the information to be released to the markets, in the manner, under the terms and with the scope established by the domestic or foreign legal rules in force.
Moreover, it should be noted that ongoing interaction of all levels of the organization, along with the regular meetings held by the top Management and the Board of Directors, provided high fluidity to the internal information flow, thus enabling an operating decision-making process in a timely manner.

19.	Participation of Minority Shareholders in the Shareholders’ Meeting

The Company’s shareholders are called to participate in Shareholders’ Meetings by the means provided for in the Company’s By-laws, the Argentine Companies’ Law and the Transparency Decree. That is to say, shareholders are called by notices published in the manner and for the period of time set forth in the applicable rules in force. We consider that such means of calls to meeting are proper not only because they proved to be effective but also because they are not contrary to the equal treatment principle applicable to shareholders.

20.	Control Market

The Company is subject to the Public Offer Regime, operating in the Argentine stock market under the CNV’s control and in the U.S. market under the SEC’s control.

21.	Dividend Policy

Considering the fluctuations of the economy in general and of the power market in particular, we deem convenient not to establish a specific policy on payment of dividends. The Company’s Board of Directors carefully evaluates the possibility to pay dividends to its shareholders in each fiscal year, taking into account the regulatory framework and specially analyses the economic circumstances particular to that fiscal year and thereafter submits a proposal to be resolved by the Shareholders’ Meeting.

Nevertheless, it is worth noting that as provided for in the Agreement Memorandum executed with the Licensor and approved by Decree 1957/06, Edenor shall not make any payment of dividends without ENRE’s prior authorization during the Contractual Transition Period.

Relation with the Community

22.	Communications by Internet

The Company has the following website: www.edenor.com. The website content may be freely accessed to, it is constantly updated, it can be easily accessed and navigated, and it has full and complete information on the Company and its businesses and allows users to submit their inquiries and questions at the site, thus enabling a continuous communication with the community.

23.	Requirements of the Website

The system used by the Company in relation to the website safeguards and protects the information posted there, its reliability, it has strong security mechanisms and it complies with the rules on data protection that prevent unauthorized persons from accessing, changing and/or deleting, in general, damaging the information.

The information sent by electronic means complies with the highest standards in terms of confidentiality and integrity and gears preservation and registration of the information.

Committees

24.	Audit Committee Chaired by an Independent Director

In accordance with the provisions of the Sarbanes-Oxley Act as regards the members composing the Audit Committee, all of them shall be independent members, and a Chairman is appointed among them.

25.	Rotation of Statutory Auditor and/or External Auditors

The Company has no specific policy as regards rotation of the members of the Supervisory Committee and/or the External Auditor. However, as regards the rotation of the External Auditor, the Company abides itself by the provisions of section 24.C.2), Chapter II of the CNV Rules that set forth that the maximum term for any partner of an association or auditing firm to carry out his audit-related tasks in the Company shall not exceed 5 year in a row.

In turn, the Company’s Audit Committee evaluates, on an annual basis (at the time of filing and publishing the annual financial statements of the Company) the performance of external auditors and renders an informed opinion thereon, in line with the provisions of section 16, chapter. III of the CNV Rules and the Rules of Procedure of the Audit Committee.

26.	Double Capacity as Statutory Auditor and Auditor

Notwithstanding the absence of any legal restriction thereof provided for in the domestic laws, in the Company, the members of the Supervisory Committee do not also act as external auditors neither as employees of the company that provides external audit services to the Company.

27.	Compensation Systems

The Company’s Board of Directors deems unnecessary to create a Compensation Committee as its duties would be the same duties currently performed by the Company’s Human Resources Management.

28.	Appointment Committee and Corporate Governance Committee

The Company’s Board of Directors deems unnecessary to create an Appointment Committee and a Corporate Governance Committee as the latter’s duties are currently performed by the Audit Committee as provided for in its rules. In addition, as regards corporate governance, the Company has the technical and professional support from the attorneys who act as members of the Company’s Legal Affairs Management, while as regards appointments, they fall within the scope of action of the Company’s management which works in collaboration with the Corporate Management.